Exhibit 99.1

SHARE PURCHASE AGREEMENT

dated as of August 29, 2012

by and among

ING Bank N.V.,

ING Direct N.V.,

and

The Bank of Nova Scotia

-i-

ARTICLE VI COVENANTS

6.01	Reasonable Best Efforts	38
6.02	Filings; Authorizations and Consents	38
6.03	Press Releases; Public Announcements	39
6.04	Access; Information	40
6.05	Confidentiality	42
6.06	Personal Information	43
6.07	Intellectual Property Matters	43
6.08	Employee Matters	45
6.09	Services Provided by Parent to the Target Companies and Services Provided by the Target Companies to the Parent	47
6.10	Fees and Expenses	49
6.11	No Solicitation	49
6.12	Tax Matters	49
6.13	Indemnification; Exculpation; Directors’ and Officers’ Insurance	51
6.14	Redemption of the Subordinated Notes	53
6.15	Seller Noncompetition	53
6.16	Transition Services Agreement	55

ARTICLE VII CONDITIONS TO CONSUMMATION OF THE SHARE SALE

7.01	Conditions to the Obligation of Each Party to Effect the Share Sale	55
7.02	Conditions to the Obligation of Purchaser	55
7.03	Conditions to the Obligation of the Sellers	56

ARTICLE VIII TERMINATION
8.01	Termination	57
8.02	Effect of Termination and Abandonment	57

ARTICLE IX SURVIVAL; INDEMNIFICATION
9.01	Survival	58
9.02	Indemnification	58
9.03	Indemnification Procedures	59
9.04	Limitations on Indemnification	61
9.05	Adjustment to Losses	62
9.06	Tax Treatment of Indemnity Payments	63
9.07	Exclusive Remedy	63

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ARTICLE X MISCELLANEOUS
10.01	Waiver; Amendment	63
10.02	Counterparts	64
10.03	Governing Law; Specific Performance	64
10.04	Assignment	64
10.05	Notices	64
10.06	Entire Understanding; Third Party Beneficiaries	66
10.07	Subsidiary Action	66
10.08	Interpretation; Effect	66
10.09	Severability	67
10.10	WAIVER OF JURY TRIAL	67
10.11	Venue for Resolution of Disputes	68

-iii-

This SHARE PURCHASE AGREEMENT is dated as of August 29, 2012, by and among ING Bank N.V., a naamloze vennootschap formed under the laws of The Netherlands (“Parent”), ING Direct N.V., a naamloze vennootschap formed under the laws of The Netherlands (“HoldCo” and together with Parent, the “Sellers”) and The Bank of Nova Scotia, a Canadian chartered bank (“Purchaser”).

RECITALS

WHEREAS, ING Bank of Canada (the “Bank”), is a wholly owned Subsidiary of HoldCo, which is a wholly owned Subsidiary of Parent; and

WHEREAS, Parent and HoldCo wish to sell, and Purchaser wishes to purchase, all of the Outstanding Equity Interests of the Bank (the “Shares”) by entering into this Agreement and the Ancillary Agreements.

NOW, THEREFORE, in consideration of these premises and of the mutual covenants, representations and warranties and agreements contained herein and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings set forth below, including for purposes of the preamble and the Recitals hereof:

“Affiliate” means, with respect to a person, those other persons that, directly or indirectly, control, are controlled by or are under common control with such person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”), as applied to any person, means the possession, directly or indirectly, of (a) ownership, control or power to vote 25 percent or more of the outstanding shares of any class of voting securities of such person, (b) control, in any manner, over the election of a majority of the directors, trustees or general partners (or individuals exercising similar functions) of such person or (c) the power to exercise a controlling influence over the management or policies of such person; provided, however, none of the Sellers shall be deemed an Affiliate of Purchaser or any of its Subsidiaries for purposes of this Agreement.

“Agreement” means this Share Purchase Agreement, as amended or modified from time to time in accordance with Section 10.01, including all Schedules hereto.

“Ancillary Agreements” means: (a) the Escrow Agreement, (b) the Intellectual Property Agreement and (c) a transition services agreement, to the extent necessary in accordance with Section 6.16.

“ARC” means an advance ruling certificate pursuant to section 102 of the Competition Act.

“Bank Act” means the Bank Act (Canada), and the regulations promulgated thereunder, as amended.

“Bank Act Approval” means the approval of Purchaser’s acquisition of the Shares required pursuant to Sections 373(1) and 377.1 of the Bank Act.

“Board of Directors” or “Board” means, with respect to any person, the board of directors, board of managers, supervisory board and executive board, managing member(s), managers or such other similar governing body or group, as applicable, established pursuant to the Governing Documents of such person.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York; Amsterdam, The Netherlands; or Toronto, Ontario are authorized or required by law to close.

“Commissioner” means the Commissioner of Competition, appointed pursuant to the Competition Act, or her designated representative.

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended from time to time.

“Competition Act Approval” means (a) the issuance of an ARC by the Commissioner with respect to the transactions contemplated by this Agreement or (b) that (i) the applicable waiting period under section 123 of the Competition Act shall have expired, waived or been terminated, or the Commissioner shall have waived the obligation to notify and supply information under section 113(c) of the Competition Act because substantially similar information was previously supplied in relation to a request for an ARC; and (ii) Purchaser shall have been advised in writing by the Commissioner that the Commissioner does not intend to make an application for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, and any terms and conditions attached to any such advice shall be acceptable to Purchaser and the Sellers, each acting reasonably.

“Competition Tribunal” means the Competition Tribunal established by the Competition Tribunal Act (Canada).

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any person pursuant to any Contract, Law, Order, or Permit or otherwise.

“Contract” means, with respect to any person, any agreement, contract, indenture, undertaking, debt instrument, lease, license, consent, settlement, note, mortgage, understanding, arrangement, obligation or commitment to which such person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their assets or properties may be subject, whether or not in writing, but excluding any Target Company Benefit Plans.

“Default” means (a) any breach or violation of or default under any Contract, Law, Order or Permit, (b) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order or Permit or (c) any occurrence of any event that, with or without the passage of time or the giving of notice, would give rise to a right to terminate or revoke, change the current terms of or renegotiate, accelerate, increase or impose any liability under, any Contract, Law, Order or Permit or result in any change in the then prevailing terms of any Contract, Law, Order or Permit, including by operation of provisions in existence on such date.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indices, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Equity Interest” means any type of equity ownership in a person or Right to acquire any equity ownership in a person, including partnership interests in a general partnership or limited partnership, membership interests in a limited liability company, share or similar security in a corporation or the comparable instruments for any other person, or any other interest entitling the holder thereof to participate in distributions, including of the income or profits of such person, to vote for the governing body of such person or otherwise granting any other economic, voting or other rights, obligations, benefits or interests in, or attaching to, such interests.

“Escrow Agent” means JPMorgan Chase Bank, National Association, Toronto Branch.

“Escrow Agreement” means an escrow agreement in a form to be agreed by the Parties.

“GAAP” means, (a) with respect to each of the Sellers, IFRS, (b) with respect to each of the Target Companies, (i) for periods or balance sheet dates prior to January 1, 2011, Previous Canadian GAAP and (ii) for periods or balance sheet dates on or after January 1, 2011, IFRS and (c) with respect to any other person, generally accepted accounting principles, which may be IFRS, applicable to that person and in effect from time to time in the jurisdiction of organization of that person.

“Governing Documents” means the charter, constitution, articles or articles of incorporation and by-laws of a corporation or banking organization, the certificate of partnership and partnership agreement of a general or limited partnership, the certificate of formation and limited liability company agreement of a limited liability company, the trust agreement of a trust and the comparable documents of other entities.

“Governmental Authority” means any domestic, foreign or supranational court, tribunal, arbitral or administrative agency or commission or other governmental authority or instrumentality, or any industry self-regulatory authority.

“Hazardous Substance” means any substance that is prohibited, controlled or regulated by any Governmental Authority pursuant to any applicable Laws concerning the protection of the environment or health and safety, including pollutants, contaminants, dangerous goods or substances, toxic or hazardous substances or materials, wastes, petroleum and its derivatives and by-products and other hydrocarbons, all as defined in or regulated pursuant to any applicable Laws concerning the protection of the environment or health and safety.

“IFRS” means, at any time, the international financial reporting standards adopted by the International Accounting Standards Board to the extent applicable at that time to the relevant financial statements, and includes, for the purposes hereof, the exceptions, specifications and modifications thereto to the extent required by the Bank Act and the regulations thereunder, as applicable, including as specified by the Superintendent of Financial Institutions (Canada) (including any implementation requirements and any requirements for additional accounting guidance or additional disclosures).

“Indebtedness” of any person means: (a) all liabilities of such person for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (b) all liabilities of such person for the deferred purchase price of property or services, which are, and to the extent, required to be classified and accounted for under GAAP as liabilities; (c) all liabilities of such person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; and (d) all liabilities of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clause (a), (b) or (c) above to the extent of the obligation secured, and all liabilities as obligor, guarantor or otherwise, to the extent of the obligation secured.

“Intellectual Property Agreement” means an intellectual property agreement in a form to be agreed by the Parties.

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of any jurisdiction or under any international convention, including all (a) utility and design patents and patent applications (including industrial design registrations and applications), including any continuation, continuation-in-part, divisional and provisional applications and any patents issuing thereon and any reissues, reexaminations, substitutes and extensions of any of the foregoing (“Patents”), (b) trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers and any registrations, applications, renewals and extensions of any of the foregoing and all goodwill associated with or symbolized by any of the foregoing (“Marks”), (c) Internet domain names, (d) copyrights, mask works, works of authorship and moral rights and any registrations, applications, renewals, extensions and reversions of any of the foregoing (“Copyrights”), and (e) trade secrets, know-how and confidential and proprietary information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, research and development, data, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not) and improvements (“Trade Secrets”).

“Investment Canada Act” means the Investment Canada Act (Canada).

“Law” means any domestic or foreign law (including common law), statute, code, ordinance, rule, regulation, Order, award, writ, decree, directive, permit, authorization or injunction issued, promulgated or entered into by or with any Governmental Authority.

“Lien” means any charge, mortgage, pledge, security interest, lien or similar encumbrance.

“Material Adverse Effect” means any circumstance, change, effect, event, development, occurrence, condition, action, omission or state of facts (collectively, an “Effect”) that, individually or in the aggregate, (i) has been, or is reasonably likely to be, materially adverse to the business, properties, financial condition, assets, liabilities or results of operations of the Target Companies taken as a whole or (ii) prevents, materially delays or materially impairs the ability of any Seller or any of their respective Affiliates from consummating the Share Sale or the other material transactions contemplated by this Agreement or the material transactions contemplated by the Ancillary Agreements; provided, however, that in determining whether a Material Adverse Effect has occurred, with respect to clause (i) of this definition only, there shall be excluded any Effect to the extent attributable to, arising out of, relating to or resulting from (a) any changes in Laws, regulations or interpretations of Laws or regulations; (b) any change in generally accepted accounting principles or regulatory accounting requirements; (c) events or conditions in economic, business, market or financial conditions generally affecting the Canadian banking industry; (d) financial market conditions, including changes in interest rates or securities ratings and changes in the markets for securities; (e) changes in national or international political conditions, including the engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack or sabotage; (f) actions or omissions of the Sellers or the Target Companies taken with the prior written consent of Purchaser, or actions or omissions that are taken or not taken by the Sellers or the Target Companies, required or permitted by the terms hereof, to consummate the transactions contemplated hereby; or (g) the transactions contemplated by this Agreement or the announcement thereof, unless and to the extent any such Effect attributable to or resulting from any of clause (a), (b), (c), (d) or (e) is disproportionately adverse to the business, properties, financial condition, assets, liabilities or results of operations of the Target Companies, taken as a whole, as compared to other companies in the banking industry generally.

“Mutual Fund and Securities Regulatory Approvals” means the (a) approval of the change of control of ING Direct Funds Limited required pursuant to Sections 13.7 and/or 13.9 of By-Law No. 1 of the Mutual Fund Dealers Association of Canada, as amended, (b) non-objection or approval of the change of control of ING Direct Funds Limited from each of the Canadian provincial and territorial securities regulatory authorities pursuant to Sections 11.9 and/or 11.10 of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations, (c) non-objection or approval of the change of control of ING Direct Asset Management Limited from the Ontario Securities Commission pursuant to Sections 11.9 and/or 11.10 of National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations, and (d) to the extent required, notices, non-objections, approvals, and/or disclosures pursuant to National Instrument 33-109 – Registration Information, National Instrument 81-102 – Mutual Funds and National Instrument 81-106 – Investment Fund Continuous Disclosure to the relevant Canadian provincial and territorial securities administrators or regulatory authorities with respect to the relevant Securities Subsidiaries and mutual funds, as the case may be.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any federal, provincial, municipal, foreign or other court, arbitrator, mediator, tribunal, administrative agency or Governmental Authority.

“Outstanding” means, with respect to Equity Interests of a Party, those Equity Interests that are issued and outstanding at a particular time.

“Party” means any of Parent, HoldCo or Purchaser, and “Parties” means, collectively, the foregoing persons.

“Permit” means any domestic or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, order or permit from Governmental Authorities that is required for the operation of a Party’s respective businesses.

“Permitted Liens” means Liens that are (a) Liens imposed by Law for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves are maintained in accordance with GAAP; (b) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s liens or other similar common law or statutory Liens arising in the ordinary course of business; (c) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other similar obligations, in each case in the ordinary course of business; (d) leases, subleases, licenses, sublicenses, easements, restrictions, rights-of-way, encumbrances, imperfections of title on real property, standard exceptions commonly found in title policies in the jurisdiction where such real property is located, and other Liens that do not materially interfere with or materially impair the ordinary conduct of business at properties to which such Liens apply; (e) gaps in chain of title or other irregularities apparent in the records of the Governmental Authority maintaining such records; and (f) zoning, building, subdivision and other similar requirements and restrictions.

“person” is to be interpreted broadly to include any individual, savings association, bank, trust company, corporation, limited liability company, partnership, association, joint-stock company, business trust, labour union, works council or unincorporated organization.

“Personal Information” means information that is protected by any Privacy Laws.

“Previous Canadian GAAP” means Canadian generally accepted accounting principles in effect prior to January 1, 2011, and includes, for the purposes hereof, the exceptions, specifications and modifications thereto to the extent required by the Bank Act and the regulations thereunder, as applicable, including as specified by the Superintendent of Financial Institutions (Canada) (including any implementation requirements and any requirements for additional accounting guidance or additional disclosures).

“Previously Disclosed” means information set forth by the Sellers in the applicable paragraph of the Seller Disclosure Schedule as described in Section 5.01.

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws governing the protection of personal information.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Representatives” means, with respect to any person, such person’s, or such person’s Subsidiaries’, directors, officers, employees, accountants, investment bankers, commercial bank lenders, attorneys and other advisors or representatives (including the employees or attorneys of such accountants, investment bankers or attorneys).

“Rights” means, with respect to any person, securities or obligations, directly or indirectly, convertible into or exercisable or exchangeable for, or giving any other person any right, directly or indirectly, to subscribe for or acquire, or any options, puts, calls or commitments relating, directly or indirectly, to, or any share appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares, units or other equity interests of such first person, or the first person or any of its Subsidiaries is or may become obligated to offer, issue, sell, purchase, return or redeem, or cause to be offered, issued, sold, purchased, returned or redeemed, any Equity Interests of such person or any of its Subsidiaries, whether pursuant to any security, obligation, right, instrument, agreement, contract, commitment, option, undertaking or other arrangement or understanding (including, for the avoidance of doubt, upon exercise of any options, warrants or convertible loans or securities), whether fixed or contingent and whether or not in writing.

“Securities Subsidiaries” means ING Direct Asset Management Limited and ING Direct Funds Limited.

“Straddle Period” means any taxable year or period beginning prior to the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to a person, an Affiliate directly or indirectly controlled by such person.

“Target Companies” means, collectively, the Bank and its Subsidiaries.

“Tax Reassessment Period” means the period ending on the first date on which no assessment, reassessment or other document assessing liability for tax, interest or penalties may be issued to any Target Company in respect of any taxation year or other period ending on or before the Closing Date, or within which the Closing Date occurs, pursuant to any applicable Law relating to Taxes without taking into account any waiver of any limitation granted after Closing without the prior written consent of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

“Tax Returns” means all federal, provincial, municipal and foreign returns and reports required to be filed with respect to any Tax.

“Taxes” means all domestic and foreign taxes, however denominated, including, without limitation, harmonized sales, goods and services, income, gross receipts, capital, windfall profits, value added, severance, property, production, sales, use, license, excise, franchise, employment, employment insurance, withholding, estimated or other similar taxes, duties, fees, assessments or other charges imposed by any taxing authority, together with any interest, and penalties imposed by any taxing authority with respect to the foregoing.

“Technology” means all (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, (c) documentation, including user manuals and other training documentation, related to any of the foregoing, and (d) content, information, designs, formulae, compositions, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, databases and compilations, including all data and collections of data, whether machine readable or otherwise, subroutines, tools, materials, specifications, processes, inventions (whether patentable or not and whether reduced to practice or not), invention disclosures, improvements, apparatus, creations, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein. Notwithstanding the foregoing, “Technology” shall not include customer data or other personally-identifiable data subject to privacy or other similar legal restrictions.

“Transaction Personal Information” means Personal Information in the possession, custody or control of the Sellers or the Target Companies at the Closing Date, including Personal Information about employees, contractors, suppliers, customers, directors, officers or shareholders of any Target Company that is (a) disclosed to Purchaser prior to the Closing Date by the Sellers or the Target Companies or otherwise or (b) collected by Purchaser prior to the Closing Date from the Sellers or the Target Companies or otherwise, in either case in connection with the transactions contemplated by this Agreement.

1.02 Additional Definitions. Each of the following terms has the meaning specified in the Section of this Agreement set forth opposite such term:

Term	Section

“2012 Bonuses”	Section 6.08(d)

“Accounting Firm”	Section 6.12(a)(iii)

“Action”	Section 4.02(k)

“Bank”	Recitals

“Bank Audited Financial Statements”	Section 5.02(j)(i)

“Bank Financial Statements”	Section 5.02(j)(i)

“Bank Interim Financial Statements”	Section 5.02(j)(i)

“Bank Material Contracts”	Section 5.02(u)(i)

“Bank OSFI Approval”	Section 5.02(f)

“BNY”	Section 6.14

“Cap”	Section 9.04(b)

“Closing”	Section 2.02

“Closing Date”	Section 2.02

“Confidential Information”	Section 6.05(a)

“Continuing Employee”	Section 6.08(a)

“Copyrights”	Section 1.01

“Cross-Receipt”	Section 3.02(e)

“Deferred Payments”	Section 6.09(a)

“Effect”	Section 1.01

“Environmental Law”	Section 5.02(q)

“Equity Related and Deferred Payments”	Section 6.09(a)

“Equity Related Payments”	Section 6.09(a)

“Expenses”	Section 9.03(a)

“Extensions of Credit”	Section 5.02(w)(i)

“HoldCo”	Preamble

“Indemnification Claim”	Section 9.03(a)

“Losses”	Section 9.01

“Marks”	Section 1.01

“Notice”	Section 10.05

“Parent”	Preamble

“Patents”	Section 1.01

“Post-Closing Tax Period”	Section 6.12(a)(vii)

“Pre-Closing Tax Period”	Section 6.12(a)(vi)

“Proceeding”	Section 6.13(a)

“Project Bonus Incentives”	Section 6.09(a)

“Project Bonus Incentive Payment Date”	Section 6.09(a)(ii)

“Purchase Price”	Section 3.01(a)(i)

“Purchaser”	Preamble

“Purchaser Benefit Plans”	Section 6.08(e)

“Purchaser Indemnified Parties”	Section 9.02(a)

“Purchaser Representative”	Section 4.03

“Redemption Date”	Section 3.01(a)(ii)

“Requisite Regulatory Approvals”	Section 6.02(a)

“Retention Bonus”	Section 6.09(a)

“Retention Bonus Payment Date”	Section 6.09(a)(ii)

“Scheduled Intellectual Property”	Section 5.02(p)(i)

“Seller Competing Business”	Section 6.15(a)

“Seller Competing Person”	Section 6.15(a)(iv)

“Seller Delivered Service”	Section 5.02(z)

“Seller Disclosure Schedule”	Section 5.01

“Seller Indemnified Parties”	Section 9.02(b)

“Seller Intellectual Property”	Section 6.07(a)

“Seller Regulatory Consents”	Section 5.02(f)

“Seller Representative”	Section 4.03

“Seller Trademarks”	Section 6.07(a)

“Sellers”	Preamble

“Share Sale”	Section 2.01

“Shares”	Recitals

“Straddle Returns”	Section 6.12(a)(iii)

“Subordinated Notes”	Section 3.01(a)(ii)

“Target Company Benefit Plans”	Section 5.02(s)(i)

“Target Company Compensation Policies”	Section 5.02(s)(ii)

“Target Company Indemnified Director”	Section 6.13(a)

“Target Company Indemnified Officer”	Section 6.13(a)

“Tax Act”	Section 5.02(o)(ix)

“Termination Date”	Section 8.01(b)(iii)

“Termination Notice”	Section 6.09(a)(ii)

“Third Party Claim”	Section 9.03(a)

“Trade Secrets”	Section 1.01

“Voting Debt”	Section 5.02(b)(ii)

ARTICLE II

THE SHARE SALE

2.01 The Share Sale. On the terms of this Agreement and subject to the satisfaction or waiver of the conditions set forth in Article VII hereof, at the Closing, HoldCo shall sell, transfer and deliver to Purchaser, or to a wholly owned Subsidiary of Purchaser designated in writing at least two Business Days prior to the Closing Date, and Purchaser shall purchase and accept, or cause such wholly owned Subsidiary to purchase and accept, from HoldCo, the Shares free and clear of any Liens (the “Share Sale”).

2.02 The Closing. The closing of the Share Sale (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) shall take place at the offices of Norton Rose Canada LLP, 200 Bay Street, Toronto, Ontario, at 10:00 a.m. Toronto time, on the third Business Day immediately following the satisfaction or waiver of the last of the conditions specified in Article VII of this Agreement to be satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions, or at such other place or on such other date as agreed to by the Parties.

ARTICLE III

CONSIDERATION

3.01 Payment and Delivery of Consideration. (a) At the Closing, Purchaser shall:

(i) in consideration of the Share Sale, pay (or cause to be paid) to HoldCo (or any person or persons designated by Parent in writing no later than two Business Days prior to the Closing) an amount in cash in Canadian dollars determined in accordance with Section 3.01(b) (the “Purchase Price”); and

(ii) deliver to the Escrow Agent pursuant to the Escrow Agreement an amount in cash in Canadian Dollars equal to the amount required to fund the redemption of the $320,500,000 aggregate principal amount of Tier 2 B Fixed/Floating Subordinated Notes due December 2016 issued by the Bank (the “Subordinated Notes”) on the first optional redemption date occurring at least 45 days after the Closing Date (the “Redemption Date”) for the purpose of effecting such redemption on such Redemption Date.

(b) The Purchase Price shall equal the sum of (i) $3,126,000,000; (ii) if the Closing does not take place on or prior to December 31, 2012 and provided that the Seller Regulatory Consents have been obtained on or prior to such date, an amount in cash in Canadian Dollars equal to interest on $3,126,000,000 after such date to and including the Closing Date, which interest shall accrue and be payable at an annual rate of 5% and (iii) to the extent applicable, an amount in cash in Canadian Dollars equal to the amount of any equity contribution made by the Sellers or their Affiliates (other than the Target Companies) to the Bank after the date hereof and prior to the Closing at the request or direction of any Governmental Authority, as to which reasonably satisfactory evidence is produced as to the making of such contribution and the reasons therefor.

(c) Payment of the Purchase Price or any other amounts of cash under this Agreement shall be in Canadian Dollars by wire transfer of immediately available funds to an account to be designated by the person (which designation, for any payment due to any Seller, shall be made by Parent) receiving such payment by written Notice to the other Party at least two Business Days prior to the date on which each payment is due.

3.02 Deliveries and Actions by Parent. At the Closing, Parent shall deliver, or cause to be delivered, to Purchaser the following:

(a) a share certificate or certificates representing the Shares, duly endorsed in blank or accompanied by a share transfer power duly executed in blank in a form acceptable for transfer on the books of the Bank, with such Shares to be delivered free and clear of any Liens;

(b) counterparts to each of the Ancillary Agreements duly executed on behalf of Parent and/or its Subsidiaries, as applicable;

(c) resignations from each of the members of the Boards of each of the Target Companies other than the resignation of the Chief Executive Officer of the Bank from the Board of the Bank;

(d) a certificate, dated the Closing Date, signed by an executive officer of Parent and HoldCo, certifying as to the matters set forth in Sections 7.02(a) and 7.02(b);

(e) a cross-receipt in a form to be agreed by the Parties (the “Cross-Receipt”); and

(f) any other customary certificates or other instruments as Purchaser may reasonably request in order to give effect to the Share Sale.

3.03 Deliveries and Actions by Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered, to HoldCo (or any person or persons designated by Parent in writing no later than two Business Days prior to the Closing) the following:

(a) the Purchase Price paid in accordance with Section 3.01;

(b) counterparts to each of the Ancillary Agreements duly executed on behalf of Purchaser and/or its Subsidiaries, as applicable;

(c) a certificate, dated the Closing Date, signed by an executive officer of Purchaser, certifying as to the matters set forth in Sections 7.03(a) and 7.03(b);

(d) the Cross-Receipt; and

(e) any other customary certificates or other instruments as Sellers may reasonably request in order to give effect to the Share Sale.

ARTICLE IV

ACTIONS PENDING ACQUISITION

4.01 Conduct of Business Prior to the Closing. During the period from the date of this Agreement through the Closing, except as Previously Disclosed, or expressly contemplated, permitted or required by this Agreement or any Ancillary Agreement, or as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), the Sellers shall, solely with respect to the conduct of the Target Companies, and shall cause each of the Target Companies to: (a) conduct its business in the ordinary course; (b) except as expressly provided herein, use reasonable best efforts to maintain and preserve intact its business organization, assets, employees and relationships with regulators, customers, suppliers and employees, licensors and licensees; and (c) take no action that would reasonably be expected to (i) adversely affect or delay (or fail to take any action the failure of which would be reasonably expected to adversely affect or delay) the ability of any person to obtain any required Consents or any Requisite Regulatory Approvals or to perform its obligations under this Agreement, or (ii) result in the Share Sale or the other transactions contemplated by this Agreement or any of the Ancillary Agreements not being consummated on a timely basis.

4.02 Forbearances Related to the Target Companies. The Sellers agree that from the date hereof until the Closing, except as Previously Disclosed, or as expressly contemplated, permitted or required by this Agreement or any Ancillary Agreement, the Sellers shall not cause or permit any of the Target Companies to take any of the following actions, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend its Governing Documents, or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination (other than with respect to consolidations, mergers, share exchanges, reorganizations or similar business combinations solely involving its wholly owned Subsidiaries);

(b) (i) adjust, split, combine or reclassify any Equity Interests, or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for, its Equity Interests, (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its Equity Interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any Equity Interest, (iii) grant or issue any Rights, (iv) issue any additional Equity Interests or issue any Voting Debt or (v) enter into or make any material change in any instrument or Contract governing the terms of any of its Equity Interests or other securities;

(c) other than in the ordinary course of business or as Previously Disclosed and other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any acquisition of or material investment in (either by purchase of shares or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly owned Subsidiaries as of the date of this Agreement;

(d) (i) enter into any new line of business or (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies except as required by applicable Laws or by any regulations, policies or corrective actions imposed on it by any Governmental Authority;

(e) sell, transfer, pledge, lease, grant, license, mortgage, assign, encumber or otherwise dispose of (including by merger) any part of its business or any of its properties or assets to any person other than any of its wholly owned Subsidiaries, or cancel, release or assign any Indebtedness of any person to any other person other than any of its wholly owned Subsidiaries or any claims against any person to any person other than any of its wholly owned Subsidiaries, except in each such case either (i) in the ordinary course of business and, other than with respect to loans made by the Target Companies, in an amount that does not exceed $1,000,000, (ii) pursuant to Contracts Previously Disclosed or (iii) the sale of immaterial business supplies and furniture, fixture and equipment, it being understood that this paragraph shall not apply to the investment securities portfolio, derivatives portfolio or interest rate exposure of the Target Companies, which are the subject of Section 4.02(h);

(f) make any capital expenditure in excess of $250,000 individually or $1,000,000 in the aggregate;

(g) (i) incur any material long-term Indebtedness for borrowed money (or modify any of the material terms of any such outstanding long-term Indebtedness), (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person other than a Target Company or (iii) make any loan or advance to any person other than a Target Company, in the case of clause (iii), other than in the ordinary course of business;

(h) except as required by GAAP, restructure or make any material change to (i) its investment securities portfolio, its derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise or (ii) the manner in which the portfolio is classified or reported, in any material respect;

(i) other than terminations in the ordinary course of business consistent with past practice, terminate, waive or knowingly fail to use reasonable best efforts to enforce any material provision of any Bank Material Contract;

(j) other than as required by applicable Law or to satisfy Previously Disclosed contractual obligations existing as of the date of this Agreement, (i) terminate, enter into or amend any Target Company Benefit Plan other than amendments to health and welfare plans in the ordinary course of business that do not materially increase benefits, (ii) grant any salary or wage increase to employees, except for salary and wage increases in the ordinary course of business, including the timing thereof, not to exceed 5% per year in the aggregate, (iii) make or commit to make any other compensatory payment to any employees not otherwise due as of the date hereof (it being understood that this clause shall not be deemed to preclude ordinary course new hires and new hire compensation arrangements), (iv) pay any bonus or incentive compensation in excess of the amount earned based on actual performance to any employee, (v) grant new incentive compensation awards, or amend the terms of outstanding incentive compensation awards in any manner, including to accelerate the vesting, payment or settlement of such outstanding incentive compensation awards, (vi) make any discretionary contributions or payments to any trust or other funding vehicle, except for contributions or payments required under the terms of a Target Company Benefit Plan or applicable Law or in the ordinary course of business, or (vii) terminate (other than for cause) or reassign any employee who is a member of the Executive Committee of the Target Companies as listed in Schedule 4.02(j) of the Seller Disclosure Schedule other than for the repatriation of members of the Executive Committee who are expatriates;

(k) (i) settle any civil, criminal or administrative action, suit, claim, case, litigation, arbitration, opposition, objection, cancellation, inquiry, hearing, dispute, demand, investigation or proceeding (collectively, “Action”), except for any Action (A) involving solely money damages not in excess of $200,000 individually or $1,000,000 in the aggregate, or (B) that does not involve or create an adverse precedent for an Action that is reasonably likely to be material to the Target Companies, taken as a whole, or (ii) waive or release any rights or claims material to the Target Companies, taken as a whole, or agree to consent to the issuance of any injunction, decree, order or judgment restricting or otherwise materially adversely affecting the Target Companies’ business or operations, taken as a whole;

(l) implement or adopt any material change in its financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP or regulatory accounting guidelines;

(m) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization;

(n) enter into or renew any Contract or amendment thereof that is not entered into or renewed in the ordinary course of business and/or: (i) provides for aggregate annual payments of $1,250,000 or more and that is not terminable on 60 days’ or less notice without payment of a premium or penalty; (ii) contains any non-competition or exclusive dealing obligations or other obligation that purports to limit or restrict in any respect the ability of any Target Company (or, following consummation of the Share Sale contemplated hereby, the ability of Purchaser or any of its Subsidiaries) to solicit customers or the manner in which, or the localities in which, all or any portion of the business of any Target Company is or would be conducted; or (iii) contains any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any Target Company (or, following consummation of the Share Sale contemplated hereby, the ability of Purchaser or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(o) sell, transfer, pledge, lease, grant, license, mortgage, assign, encumber or otherwise dispose of (including by merger) any of the Shares;

(p) make (except in the ordinary course of business and to the extent consistent with past practice) or change any Tax election, change any annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, or waive any statute of limitations with respect to any Tax; or

(q) enter into any Contract, or otherwise agree or commit, to do any of the foregoing.

4.03 Representatives. Each of Parent and Purchaser agrees to make one or more of its authorized representatives readily and reasonably available to consider requests from the other Party for consents under Sections 4.01 and/or 4.02 as applicable (in the case of Purchaser, the “Purchaser Representative” and in the case of Parent, the “Seller Representative”). The initial Purchaser Representative shall be Robin Hibberd or his designee, and the initial Seller Representative shall be Bernard Kuiper or his designee.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01 Disclosure Schedules. Contemporaneously with the execution of this Agreement, the Sellers have delivered to Purchaser a schedule (the “Seller Disclosure Schedule”) setting forth, in correspondingly numbered sections, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations and warranties contained in Section 5.02 or to one or more of the covenants contained in Article IV or Article VI. Information disclosed in any single section of a Seller Disclosure Schedule shall be deemed to be included in any other section where such disclosure would reasonably appear on its face to be an applicable disclosure or qualification thereunder, whether or not repeated or cross-referenced under such section.

5.02 Representations and Warranties of the Sellers. Except as Previously Disclosed, the Sellers hereby represent and warrant to Purchaser, as follows:

(a) Organization, Standing. Each of the Sellers and the Target Companies is (i) duly organized, (ii) validly existing and (iii) where so recognized, in good standing under the Laws of the jurisdiction of its organization, except (in the case of clause (iii) only) as has not had, nor is reasonably likely to have, a Material Adverse Effect. Each Target Company is duly qualified to do business in Canada and any non-Canadian jurisdictions where its ownership or leasing of property or assets or the nature or conduct of its business requires it to be so qualified, except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(b) Capitalization. (i) As of the date of this Agreement and, other than as may be varied in accordance with Section 4.02, as of the Closing Date, the authorized share capital of the Bank consists of an unlimited number of common shares, of which 1,170,530 shares are Outstanding and held by HoldCo, free and clear of any Liens (other than any restrictions imposed by applicable securities Laws). As of the date of this Agreement and, other than as may be varied in accordance with Section 4.02, as of the Closing Date, there are no other Outstanding Equity Interests in the Bank. As of the date of this Agreement and, other than as may be varied in accordance with Section 4.02, as of the Closing Date, there are no Outstanding Rights relating to any Equity Interests of the Target Companies. All of the Outstanding Equity Interests of each of the Target Companies are duly and validly authorized and validly issued, and are fully paid and nonassessable. None of the Outstanding Equity Interests of any of the Target Companies have been issued in violation of any preemptive or similar rights of the current or past holders of Equity Interests of any of the Target Companies.

(ii) No bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the holders of Equity Interests may vote (“Voting Debt”) are issued or Outstanding in respect of the Target Companies.

(c) Target Companies and Equity Holdings. (i) The Sellers have Previously Disclosed a list of all the Target Companies. The Bank owns all the Outstanding Equity Interests of each of its Subsidiaries free and clear of Liens (other than any restrictions imposed by applicable securities Laws), and all such Equity Interests have been duly authorized and are validly issued and outstanding, fully paid and nonassessable. The Sellers have previously made available to Purchaser complete and correct copies of the Governing Documents of each Target Company, each as amended to the date hereof, and such Governing Documents are in full force and effect. There are no Contracts by which any of the Target Companies is or may become bound to sell or otherwise transfer any Equity Interests of any of its Subsidiaries or that relate to its rights to vote or dispose of any Equity Interests of any of its Subsidiaries.

(ii) The Sellers have Previously Disclosed a list of all Equity Interests that the Target Companies own, control or hold for their own account as of the date of this Agreement.

(d) Power. Each Target Company has the corporate (or comparable) power and authority to own and operate its assets and properties and to conduct its business as it is now being conducted.

(e) Authority. Each Seller has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party, and to consummate (or to cause the consummation of) the transactions contemplated hereby or by the Ancillary Agreements. No vote of the holders of the Sellers’ Equity Interests is necessary to approve this Agreement, the Ancillary Agreements or the transactions contemplated hereby or by the Ancillary Agreements on the part of the Sellers. The Board of Directors of each Seller has approved the entering into of this Agreement, the transactions contemplated by this Agreement and the Ancillary Agreements, and this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of each Seller. Assuming due authorization, execution, and delivery of this Agreement and the Ancillary Agreements by the parties hereto and thereto (in each case, other than the Sellers and their Affiliates), this Agreement is, and, when executed, each of the Ancillary Agreements will be, a valid and legally binding obligation of the Sellers and their respective Affiliates (to the extent party thereto), enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Consents and Approvals. Other than (i) the Bank Act Approval, (ii) the Competition Act Approval, (iii) the Mutual Fund and Securities Regulatory Approvals, (iv) the approval of the Dutch Central Bank (De Nederlandsche Bank), (v) the approval, to the extent required, of the Superintendent of Financial Institutions (Canada) in respect of, inter alia, the redemption of the Bank’s Subordinated Notes and transfers or use of agreed Intellectual Property Rights and other assets by the Bank to the applicable Seller in connection with the Share Sale (the “Bank OSFI Approval”) and (vi) such other Consents, authorizations, filings, approvals and registrations which if not obtained or made would not, individually or in the aggregate, be material to the Sellers and their Affiliates taken as a whole (the approvals and consents in clauses (ii) through (vi), collectively, the “Seller Regulatory Consents”), no notice to, application or filing with, or Consent of, any Governmental Authority is necessary on the part of the Sellers or the Target Companies in connection with the Sellers’ execution, delivery or performance of this Agreement and the Ancillary Agreements to which either Seller is a party, and the consummation of the transactions contemplated hereby or thereby. A detailed list of the Consents, authorizations, filings and approvals referred to in clause (vi) of the definition of the term “Seller Regulatory Consents”, required by the Sellers and their respective Subsidiaries as of the date hereof is disclosed in Section 5.02(f) of the Seller Disclosure Schedule. As of the date of this Agreement, neither the Sellers nor any of their respective Affiliates has received any indication from any Governmental Authority that such Governmental Authority would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby and by the Ancillary Agreements or has knowledge of any reason why all necessary Seller Regulatory Consents would not be received in order to permit consummation of the transactions contemplated hereby and by the Ancillary Agreements on a timely basis.

(g) Regulatory Matters. None of the Target Companies is subject to, or has been advised that it is reasonably likely to become subject to, any written Order, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary Board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions, mutual fund dealers, portfolio managers, investment fund managers, or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of any of the Target Companies. Except for normal examinations conducted by a Governmental Authority in the ordinary course of business of the Target Companies, no Governmental Authority has initiated since December 31, 2009 or has pending any proceeding, enforcement action or, to the knowledge of the Sellers, investigation into the business, disclosures or operations of the Target Companies. There are no unresolved violations set forth in any report relating to any examinations or inspections by any Governmental Authority of any of the Target Companies, except any such violations that have not had, nor are reasonably likely to have, a Material Adverse Effect.

(h) No Defaults. (i) Neither the consummation of any of the transactions contemplated hereby or by the Ancillary Agreements nor the compliance by the Target Companies with any of the provisions hereof and thereof shall (A) conflict with or result in a breach or violation of any Seller’s or Target Companies’ Governing Documents, (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation or acceleration of, any material Lien (with or without the giving of notice, the lapse of time or both) on any material asset of any Target Company under any Bank Material Contract or Permit of any Target Company, or any change in any Target Company’s rights or obligations under any Bank Material Contract or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law, violate any Law or Permit applicable to the Target Companies or any of their respective material assets.

(ii) Neither the execution nor the delivery by the Sellers of this Agreement or the Ancillary Agreements, nor the consummation of any of the transactions contemplated hereby or thereby nor the performance by the Sellers of the provisions hereof and thereof, shall (A) conflict with or result in a breach or violation of any of the Sellers’ respective Governing Documents, (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation or acceleration of, any material Lien (with or without the giving of notice, the lapse of time or both) on any material asset of any Target Company under any Bank Material Contract or Permit of any Target Company, or any change in any Target Company’s rights or obligations under any Bank Material Contract or (C) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law, violate any material Law or Permit applicable to either Seller.

(i) Financial Advisors. None of the Sellers, their respective Subsidiaries or any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby or by the Ancillary Agreements, except that Parent has employed J.P. Morgan Securities LLC as its financial advisor (whose fees or commissions are payable solely by Sellers and their Affiliates (other than the Target Companies)).

(j) Target Companies’ Financial Statements and Regulatory Filings. (i) The Sellers have made available to Purchaser (A) the audited consolidated balance sheets of the Bank and its Subsidiaries as of December 31, 2010 and 2011, and the audited consolidated statements of operations, shareholder’s equity and comprehensive income (loss), and cash flows of the Bank and its Subsidiaries for the years ended December 31, 2009, 2010 and 2011 (collectively, the “Bank Audited Financial Statements”) and (B) the unaudited consolidated balance sheets of the Bank and its Subsidiaries as of June 30, 2012, and the unaudited consolidated statements of operations, shareholder’s equity and comprehensive income (loss), and cash flows of the Bank and its Subsidiaries for the six-month period ended June 30, 2012 (collectively, the “Bank Interim Financial Statements” and, together with the Bank Audited Financial Statements, the “Bank Financial Statements”).

(ii) The Bank Financial Statements have been prepared in accordance with GAAP, consistently applied throughout the period indicated, and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Bank and its Subsidiaries, as applicable, as of the respective dates and for the periods covered thereby, subject to (A) in each case, any matter disclosed in the Bank Financial Statements (or the notes thereto, if applicable) and (B) in case of the Bank Interim Financial Statements (or the notes thereto, if applicable), normal year-end adjustments.

(iii) Since December 31, 2009, the Target Companies have filed all reports and documents, together with any amendments required to be made with respect thereto, that they were required to file with any applicable Governmental Authority and have paid all material fees and assessments due and payable in connection therewith. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents complied in all material respects with all the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed.

(iv) Except (A) for liabilities and obligations incurred in the ordinary course of business since December 31, 2011, (B) for liabilities and obligations incurred in connection with the transactions contemplated hereby or by the Ancillary Agreements or (C) as fully reflected or reserved against in the Bank Financial Statements (or notes thereto, if applicable), since December 31, 2011 through the date hereof, the Bank and its Subsidiaries have not incurred any material liabilities that would be required to be reflected or reserved against in a balance sheet of the Bank and its Subsidiaries prepared in accordance with GAAP as applied by the Bank in the preparation of the Bank Audited Financial Statements for the fiscal year ended December 31, 2011.

(k) Absence of Certain Changes. Since December 31, 2011 to the date hereof, (i) except for actions taken in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, the Target Companies have conducted their respective businesses in the ordinary course and (ii) no Effect has occurred or arisen that, individually or taken together with all other Effects, has had, or is reasonably likely to have, a Material Adverse Effect.

(l) Litigation. (i) As of the date of this Agreement, there is no Action pending or, to the Sellers’ knowledge, threatened against any of the Target Companies (and the Sellers are not aware of any basis for any such Action), nor is there any Order of any Governmental Authority or arbitration outstanding or, to the Sellers’ knowledge, threatened, against any of the Target Companies (or in the process of being issued), except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(ii) As of the date of this Agreement, there is no Action that is pending or, to the Sellers’ knowledge, threatened against any of the Sellers, nor is there any Order of any Governmental Authority or arbitration outstanding or, to the Sellers’ knowledge, threatened against them (or in the process of being issued), that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.

(m) Compliance with Laws. (i) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, since December 31, 2009 (A) each Seller (with respect to the Target Companies) and each Target Company has conducted its business in compliance with all Laws applicable thereto or to the employees conducting such businesses and (B) each Target Company has held all Permits and Orders of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their respective assets and properties and to conduct their respective businesses as presently conducted; all such Permits and Orders are in full force and effect and, to the Sellers’ knowledge, no suspension or cancellation of any of them is threatened.

(ii) To the extent required by applicable Law, each Target Company has at all times complied in all material respects with any posted or internal privacy policies relating to data protection or privacy, including the protection of Personal Information.

(n) Books and Records and Internal Controls. (i) The books and records of the Target Companies have been fully, properly and accurately maintained in all material respects in accordance with GAAP and in compliance with all Laws applicable thereto, and there are no inaccuracies or discrepancies of any kind contained or reflected therein except as has not had, nor is reasonably likely to have, a Material Adverse Effect.

(ii) The Target Companies have established and maintained a system of internal accounting controls sufficient to ensure the reliability of financial reporting and the preparation of financial statements in accordance with GAAP consistently applied and applicable Law.

(iii) Since December 31, 2009, (A) none of Sellers, the Target Companies nor, to the Sellers’ knowledge, any director, officer, employee, auditor, accountant or representative of any Target Company has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices, (B) to the Sellers’ knowledge, no lawyer representing any Target Company, whether or not employed by any Target Company, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by any Target Company or any of the Target Companies’ officers, directors, employees or agents to its Board of Directors or any committee thereof or to any of its directors or officers and (C) there have been no significant deficiencies or material weaknesses of the Target Companies that have been identified with respect to the design or operation of internal control over financial reporting relating to the Target Companies and, to the knowledge of the Sellers, there has been no event of fraud, whether or not material, assessed at the level of Sellers, that involved management or employees who have or had a significant role in the Target Companies’ internal control over financial reporting.

(o) Tax Matters. (i) All Tax Returns that are required to be filed on or before the Closing Date by the Target Companies have been or will be duly and timely filed on or before the Closing Date (taking into account any available extensions), and all such Tax Returns are or will be true, correct and complete in all material respects.

(ii) Each Target Company has duly and timely paid all material Tax liabilities, including all installments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate taxing authority, except such Taxes or duties as are either not yet due in the usual and ordinary course of business or which are being contested in good faith by appropriate proceedings and for which adequate provision in the accounts of any Target Company has been made in accordance with GAAP, and none of the Target Companies is in material arrears with respect to any required withholdings or installment payments of any Tax.

(iii) There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, the assessment thereof by the relevant taxing authority, or the payment of any Tax by the Target Companies and there are no outstanding objections to any proposed deficiency, assessment or reassessment of Taxes.

(iv) To the Sellers’ knowledge, the Target Companies have not received any indication from any relevant taxing authority that an assessment, reassessment of Tax or proposed deficiencies is proposed or being considered at the present time in respect of a material liability for Tax of the Target Companies.

(v) The Target Companies have withheld all Taxes and other deductions required to be withheld and have paid such amounts when due, in accordance with the appropriate Law, or made adequate provision for the payment of such amounts to the proper taxing authorities. The amount of Tax withheld but not remitted by the Target Companies will be retained in their accounts and will be remitted by them to the appropriate taxing authorities when due.

(vi) The Target Companies have collected the amount of all Taxes (including harmonized sales tax, goods and services tax and provincial and local sales taxes) required to be collected and have remitted such Taxes when due, in accordance with applicable Law, or made adequate provision for the payment of such amount to the proper taxing authorities. The amount of such Taxes collected but not remitted by the Target Companies will be retained in their accounts and remitted by them to the proper taxing authorities when due.

(vii) None of the Target Companies has received any notice from any taxing authority in any jurisdiction in which such Target Company does not file a Tax Return that any Target Company may be subject to taxation by that jurisdiction.

(viii) There are no Liens for Taxes upon any of the assets of any of the Target Companies except Permitted Liens.

(ix) The Shares are not “taxable Canadian property” for purposes of the Income Tax Act (Canada) (the “Tax Act”).

(x) None of the Target Companies has any liability for the Taxes of any other person (A) pursuant to section 160 of the Tax Act or any equivalent provision under applicable provincial Tax Law or (B) under any similar provision of the laws of a jurisdiction other than Canada.

(xi) None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax legislation of any province or any other jurisdiction, has applied or will apply to a Target Company at any time up to and including the Closing Date.

(xii) For all material transactions between each of the Target Companies resident in Canada and any non-resident person with whom it was not dealing at arm’s length during a taxation year commencing after 1998 and ending on or before the Closing Date, such Target Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(xiii) Purchaser has been provided with copies of all Tax Returns and all communications to or from any taxing authority relating to the Taxes of any of the Target Companies, to the extent relating to periods or events in respect of which any taxing authority may by Law assess or otherwise impose any such Tax on the Target Companies.

(p) Intellectual Property Matters. (i) Sellers have Previously Disclosed a complete and accurate list of (A) all Intellectual Property Rights that are Registered as of the date of this Agreement, or for which an application for registration is pending as of the date of this Agreement, in the name of one or more of the Target Companies that are material to the conduct of the business of the Target Companies as currently conducted (collectively, the “Scheduled Intellectual Property”), indicating where applicable for each such registration whether such registration will be retained by a Target Company following Closing or is to be assigned by the Target Company to HoldCo pursuant to the Intellectual Property Agreement, and (B) all exclusive licenses granted by the Target Companies in respect of their Intellectual Property Rights.

(ii) The material Intellectual Property Rights and Technology owned by the Target Companies are owned free and clear of all Liens (other than Permitted Liens and non-exclusive and exclusive licenses granted by the Target Company in the ordinary course of business). To Sellers’ knowledge, the Scheduled Intellectual Property owned by the Target Companies is valid and enforceable, and the Target Companies own or otherwise have the right to use all Intellectual Property Rights and Technology material to the conduct of the business of the Target Companies as currently conducted. For the avoidance of doubt, the foregoing shall not be deemed to be a representation or warranty regarding the infringement of third party Intellectual Property Rights.

(iii) Except for the Seller Trademarks and the other Intellectual Property Rights licensed to the Target Companies pursuant to the Intellectual Property Agreement, the Target Companies are not using any Intellectual Property Rights owned by the Sellers or its Affiliates (other than the Target Companies) in the conduct of the business of the Target Companies as currently conducted.

(iv) As of the date of this Agreement: (A) none of the Target Companies has received any written claim that remains unresolved alleging that they infringe or misappropriate in any material manner the Intellectual Property Rights of any third party; (B) to the Sellers’ knowledge, the conduct of the business of the Target Companies as currently conducted does not infringe or misappropriate the Intellectual Property Rights of any third party except as has not had, nor is reasonably likely to have, a Material Adverse Effect; (C) none of the Target Companies has made any written claim against a third party that remains unresolved alleging that such third party is infringing or misappropriating in any material manner any Intellectual Property Rights owned by the Target Companies; and (D) to the Sellers’ knowledge, no third party is infringing or misappropriating in any material manner any Intellectual Property Rights owned by the Target Companies.

(v) The Target Companies have taken commercially reasonable measures to protect the confidentiality of the Trade Secrets that are owned by them and are material to their respective businesses.

(q) Environmental Matters. Except as has not had, nor is reasonably likely to have, a Material Adverse Effect: (i) the Target Companies have complied at all times with all applicable Laws concerning the protection of the environment or health and safety as it relates to Hazardous Substance exposure or the handling, use, disposal, release or threatened release of any Hazardous Substance (each, an “Environmental Law”), (ii) to the Sellers’ knowledge, no real property leased, managed or controlled by any of the Target Companies has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to require investigation or remediation by, or otherwise result in any material liability under any Environmental Law to, the Target Companies and, to the Sellers’ knowledge, none of the Target Companies has incurred any material liability for any release of any Hazardous Substance, including on any third-party real property, (iii) since December 31, 2009 to the date of this Agreement, none of the Target Companies has (A) received any written notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to any material liability under any Environmental Law or (B) been subject to any material Order or other arrangement with any Governmental Authority relating to liability under any Environmental Law, and (iv) the Target Companies possess all material Permits and authorizations required under any Environmental Law for their operations as presently conducted and, to the Sellers’ knowledge, there are no circumstances or conditions that would prevent the renewal or transfer, or require material modification, of such Permits and authorizations.

(r) Labour and Employment Matters. (i) The Sellers have Previously Disclosed or provided to Purchaser or its Representative (redacted or anonymized where necessary to comply with applicable Privacy Laws) the following information (as of five (5) Business Days prior to the date of this Agreement) for each of the employees of the Target Companies: job titles, status (active, full-time or part-time, statutory or employer approved leave), expected return dates for those on leave (if known), annual vacation entitlement, any accrued but unused vacation entitlement, current salary or hourly rate of pay, primary work location, prior year bonus and/or incentive compensation (including commission), applicable incentive plans (including but not limited to equity-based compensation) and the date of hire. Seller shall update within five (5) Business Days after the Closing Date the information provided to Purchaser or its Representative pursuant to the previous sentence.

(ii) None of the Target Companies is bound by or is a party to any collective bargaining agreement.

(iii) No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent (A) holds bargaining rights with respect to any Target Company employees by way of certification, interim certification, voluntary recognition, designation or successor rights; (B) to the Sellers’ knowledge has applied to be certified as the bargaining agent of any Target Company employees; or (C) to the Sellers’ knowledge has applied to have any Target Company declared a related employer or successor employer pursuant to applicable labour Laws.

(iv) There are no actual, pending or, to the Sellers’ knowledge, threatened, material unfair labour practice complaints, strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns, arbitrations, grievances, complaints, charges or similar labour-related disputes or proceedings pertaining to any Target Company, and, to the Sellers’ knowledge, there have not been any such activities, disputes or proceedings since December 31, 2009.

(v) The Target Companies are in compliance, in all material respects, with all provisions of the Canada Labour Code and all applicable taxation, health, labour and employment Laws, including those pertaining to occupational health and safety, pay equity, employment equity, employment standards, human rights and workers’ compensation, and the Target Companies have not received notice of any, and to Sellers’ knowledge there are no pending, material Actions thereunder.

(s) Employee Benefit Plans. (i) Section 5.02(s)(i) of the Seller Disclosure Schedule (redacted or anonymized where necessary to comply with all Privacy Laws) contains a list of every benefit plan, program, agreement or arrangement maintained, contributed to or provided by the Target Companies or any Affiliate for the benefit of any of the Target Company’s employees or former Target Company employees or their respective dependents or beneficiaries (the “Target Company Benefit Plans”) (whether written or unwritten) including all bonus, deferred compensation, incentive compensation, share purchase, share option, share appreciation, phantom share, savings, profit sharing, severance or termination pay, health or other medical, life, disability or other insurance (whether insured or self-insured), supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs, agreements and arrangements, except for any statutory plans to which the Target Companies are obliged to contribute or comply including the Canada Pension Plan, the Québec Pension Plan, or plans administered pursuant to applicable federal or provincial health, workers compensation and employment insurance legislation.

(ii) Section 5.02(s)(ii) of the Seller Disclosure Schedule (redacted or anonymized where necessary to comply with all Privacy Laws) contains a list of all compensation policies and practices of the Target Companies (“Target Company Compensation Policies”) (whether written or unwritten) applicable to the Target Company’s employees.

(iii) The Sellers have made available to Purchaser true, complete and up-to-date copies of all written Target Company Benefit Plans and Target Company Compensation Policies and all amendments thereto together with all summary descriptions of the Target Company Benefit Plans and Target Company Compensation Policies (whether written or unwritten) provided to past or present participants therein, where applicable, the statement of investment policies for each plan, all funding agreements and service provider contracts or other contracts in respect of the Target Company Benefit Plan in respect of which the Target Companies may have liability (including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements) and, if applicable, the two most recent actuarial reports, the financial statements and evidence of any registration in respect thereof.

(iv) No fact, condition or circumstance exists that would affect in any material respect the information contained in the documents provided pursuant to Sections 5.02(s) and 5.02(s)(ii) and, in particular, no promises or commitments have been made by the Target Companies to amend any Target Company Benefit Plan or Target Company Compensation Policy.

(v) All the Target Company Benefit Plans are duly registered where required by applicable Law (including registration with the relevant Tax authorities where such registration is required to qualify for Tax exemption or other beneficial Tax status) and have always been administered in compliance with their terms and all applicable Law.

(vi) All employer and employee obligations in respect of the Target Company Benefit Plans, including payments, contributions and premiums required under applicable Law and their terms, have been satisfied in all material respects and there are no outstanding material defaults or material violations in respect thereof.

(vii) No Target Company Benefit Plan is the result of a merger of one or more Target Company Benefit Plans the assets of which were, at the time of the merger or previously, held in trust.

(viii) There are no material actions, suits, claims, trials, demands, investigations, arbitrations or other proceedings pending or, to the Sellers’ knowledge, threatened with respect to the Target Company Benefit Plans against the Target Companies or the fund of such Target Company Benefit Plans, other than claims for benefits in the ordinary course.

(ix) No order has been made or notice given pursuant to any applicable Law requiring (or proposing to require) the Target Companies to take (or refrain from taking) any action in respect of any Target Company Benefit Plan and, except for the transactions contemplated by this Agreement, no event has occurred and no condition or circumstance exists that has resulted or could reasonably result in any Target Company Benefit Plan (A) being ordered or required to be terminated or wound up in whole or in part, (B) having its registration under any applicable Law refused or revoked, (C) being placed under the administration of any trustee or any regulatory authority or (D) being required to pay any material Taxes or penalties under any applicable Law.

(x) The Target Company Benefit Plans are fully funded in accordance with their terms and all applicable Laws and generally accepted actuarial principles and practices.

(xi) The Target Companies have no obligation in respect of any Target Company Benefit Plans that are multi-employer pension plans or multi-employer benefit plans.

(xii) Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of the Target Companies (whether or not under any Target Company Benefit Plan), materially increase the benefits payable or provided under any Target Company Benefit Plan, result in any acceleration of the time of payment or vesting of any such benefit, or increase or accelerate employer contributions thereunder.

(t) Property. (i) None of the Target Companies owns any real property.

(ii) The Sellers have Previously Disclosed a complete and accurate list of all real property leased or licensed by any Target Company or otherwise occupied by any Target Company as of the date of this Agreement.

(iii) All leases or licenses of real property, and all other leases of tangible property, material to the Target Companies, taken as a whole, under which any of them, as lessee or licensee, leases or licenses personal property or real property are valid, binding and enforceable in accordance with their respective terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and there is not under any such lease or license (A) any existing Default by any Target Company or, to the Sellers’ knowledge, any other party thereto, (B) any event that with notice, lapse of time or both would constitute such a Default, or (C) receipt of any notice from any landlord or licensor exercising any termination, cancellation or relocation rights; and (D) all rent and other sums and charges due and payable under each such lease have been paid.

(iv) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, the Target Companies have good title to all tangible personal property owned by them as reflected in the most recent audited balance sheets included in the Bank Financial Statements or acquired after the date thereof, except for assets that have been disposed of in the ordinary course of business since the date of such balance sheets, free and clear of all Liens (other than Permitted Liens).

(u) Bank Material Contracts. (i) The Sellers have Previously Disclosed a complete and accurate list, and previously made available to Purchaser complete and accurate copies, of the following Contracts (the “Bank Material Contracts”) to which any Target Company is a party, or by which any Target Company may be bound, or to which any Target Company or their respective assets or properties may be subject, in each case as of the date of this Agreement:

(A) any material partnership, limited liability company, joint venture or other similar agreement or arrangement;

(B) any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of shares, sale of assets or otherwise) entered into since December 31, 2009 (other than Contracts relating to the acquisition or sale of other real estate owned) for which there are any outstanding obligations that are material to the Target Companies, taken as a whole;

(C) any Contract for capital expenditures or the purchase of services, materials, supplies, goods, equipment or other assets or property that provides for either (1) annual payments of $1,000,000 or more or (2) aggregate payments of $2,000,000 or more;

(D) any Contract which, as assessed by the Bank, is a “material outsourcing arrangement” of the Bank pursuant to Guideline B-10 (Outsourcing of Business Activities, Functions and Processes) of the Office of the Superintendent of Financial Institutions (Canada);

(E) any material Contract relating to the borrowing of money by any Target Company or the guarantee by any Target Company of any such obligation (other than Contracts pertaining to fully secured repurchase agreements, trade payables, deposits and other retail products and Contracts relating to borrowings or guarantees made in the ordinary course of business);

(F) any Contract (1) containing covenants that limit in a material manner the ability of any Target Company (or following Closing, Purchaser and any of its Affiliates) to compete in any line of business or with any person, or that involve any restriction with respect to the geographic area in which, or the method by which, any Target Company (or following Closing, Purchaser and any of its Affiliates) may carry on its business (other than as may be required by Law or any Governmental Authority), (2) that requires any Target Company (or following Closing, Purchaser and any of its Affiliates) to deal exclusively or on a “sole source” basis with another party to such Contract with respect to the subject matter of such Contract or (3) that requires referrals of business or requires any Target Company (or following Closing, Purchaser and any of its Affiliates) to make available investment opportunities to any person on a priority, equal or exclusive basis;

(G) any Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any Target Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business that they own or any Contract that contains a “most favored nation” clause or other similar term providing preferential pricing or treatment to a party (other than another Target Company) that is material to any Target Company;

(H) any Contract granting any Target Company a license to Intellectual Property Rights that are material to the operations of the Target Companies, taken as a whole (other than any such Contracts granting any Target Company a license to commercially available Technology);

(I) any Contract with a Governmental Authority (other than routine or customary Contracts with any self-regulatory body);

(J) any Contracts pursuant to which (1) any of the Target Companies or their Subsidiaries or (2) Sellers or their Affiliates (other than the Target Companies or their Subsidiaries), grants to any third party the right to use any Intellectual Property Right owned by the Target Companies that will be retained by the Target Companies following Closing and that is material to the conduct of the business of the Target Companies as currently conducted;

(K) any lease or other Contract pursuant to which the annualized base rent for the lease year that includes December 31, 2011, or the consideration paid during the calendar year ended December 31, 2011, as applicable, was in excess of $1,000,000; and

(L) any Contract to which both (1) one or more Target Companies is a party and (2) one or more of Sellers or any of Sellers’ Affiliates (other than the Target Companies) is a party.

(ii) Each Bank Material Contract is a valid and legally binding agreement of one or more Target Companies, as applicable, and, to the Sellers’ knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect. None of the Target Companies, or, to the Sellers’ knowledge, any counterparty or counterparties, are or have been in breach of any provision of or in Default (or, with the giving of notice or lapse of time or both, would be in Default) under, and none have taken any action resulting in the termination of, acceleration of performance required by, resulting in a right of termination or acceleration or resulting in any change in the then prevailing terms, including by operation of provisions in existence on such date, under any Bank Material Contract in any material respect.

(v) Insurance Coverage. The Target Companies maintain or are covered by insurance policies of their parent companies that, in their reasonable judgment, provide adequate insurance coverage for all normal risks incident to the respective businesses of the Target Companies and their respective properties and assets. Such coverage is in full force and effect as of the date of this Agreement and is of a character and amount at least equivalent to that typically carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except as has not had, nor is reasonably likely to have, a Material Adverse Effect. The Sellers have Previously Disclosed a complete and correct list of each Contract representing insurance coverage material to the Target Companies, taken as a whole. The Target Companies are in compliance in all material respects with their insurance policies and are not in material Default under any such insurance policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, except, in each case, as has not had, nor is reasonably likely to have, a Material Adverse Effect. Since December 31, 2009 through the date of this Agreement, there has been no denial of coverage in respect of any material claim submitted by any Target Company pursuant to such insurance policies.

(w) Extensions of Credit. (i) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each loan, revolving credit facility, letter of credit or other extension of credit or commitment to extend credit (collectively, “Extensions of Credit”) made or entered into by the Bank or its Subsidiaries is evidenced by promissory notes or other evidences of Indebtedness that is true and genuine, which, together with all security agreements and guarantees, are valid and legally binding obligations of the Bank and, to the Sellers’ knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and are in full force and effect, unless such Extension of Credit has been modified pursuant to a modification agreement or similar instrument, a copy of which is contained within the applicable loan file. The Sellers have identified within the applicable loan file all Extensions of Credit that have been classified by the Bank or its Subsidiaries, as of March 31, 2012, as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch,” “Past Due” or words of similar import.

(ii) The allowances for loan losses and for credit losses contained in the Bank Financial Statements were established in accordance with the requirements of GAAP and the bank regulators to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of the applicable balance sheet.

(iii) To the Sellers’ knowledge, the information contained in the loan files made available to Purchaser prior to date of this Agreement was accurate and complete in all material respects as of the date set forth therein.

(iv) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each outstanding Extension of Credit (including Extensions of Credit held for resale or previously sold to investors) has been solicited and originated and, during the period of time, if any, in which such Extension of Credit was administered and serviced by the Bank, was administered and serviced, and, during the period of time in which such Extension of Credit was originated, held or serviced by the Bank, the relevant files were maintained, in all material respects in accordance with the relevant loan documents, the Bank’s underwriting standards (and, in the case of Extensions of Credit held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and applicable Laws.

(v) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each Extension of Credit payable to Bank or its Subsidiaries (A) was originated or purchased by Bank or its Subsidiaries and its principal balance as shown on Bank’s books and records is true and correct as of the date indicated therein, (B) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor, (C) includes a loan file and a credit file in possession of the Bank or its Subsidiaries that contains all relevant documents (including title insurance policies) required by the Bank in accordance with its customary policies and procedures, and (D) complies, and at the time the Extension of Credit was originated or modified complied, with the Bank’s underwriting standards and all applicable requirements of federal, state, provincial and local Laws.

(vi) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, with respect to each Extension of Credit that is secured, Bank or the applicable Subsidiary has a valid and enforceable Lien on the collateral described in the documents relating to such Extension of Credit, has all documentation needed to enforce such Lien, and each such Lien is assignable and has the priority described in such documents (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(vii) Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, (A) each Extension of Credit included in a pool of loans originated, acquired, serviced or securitized by Bank or its Subsidiaries meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such pool, (B) all such pools have been finally certified or recertified to the extent required under applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired and (C) no such pools have been improperly certified, and no Extension of Credit has been bought out of any such pool without all required approvals of the applicable investors.

(viii) None of the agreements pursuant to which the Bank has sold Extensions of Credit or pools of Extensions of Credit or participations in Extensions of Credit or pools of Extensions of Credit contains any obligation to repurchase such Extensions of Credit or interests therein, other than (A) customary repurchase obligations arising upon breach of representations and warranties, covenants and (B) any customary repurchase obligations that the Bank may be subject to in its capacity as an issuer of National Housing Act residential mortgage bond securities issued pursuant to Canada Mortgage and Housing Corporation’s NHA MBS or Canada Mortgage Bond Programs, pursuant to the terms of those programs or customary swap transactions entered into in connection with those programs.

(ix) As of the date of this Agreement, none of the Target Companies own any asset that is classified as other real estate owned.

(x) Certain Loan Matters. As of the date of this Agreement, except as set forth in Section 5.02(x) of the Seller Disclosure Schedule, there are no loans or similar arrangements between the Bank and (i) any employee of any Target Company, (ii) directors of any Target Company, (iii) officers of any Target Company, (iv) any Affiliate of the Bank or (v) any person not dealing at arm’s length with any Target Company within the meaning of the Tax Act.

(y) Derivative Instruments and Transactions. All Derivative Transactions, whether entered into for the account of any Target Company or for the account of a customer of a Target Company: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Authorities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of one of the Target Companies and, to the Sellers’ knowledge, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles). The Target Companies and, to the Sellers’ knowledge, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Sellers’ knowledge, there are no material breaches, violations or Defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of the Target Companies on a consolidated basis under or with respect to such Derivative Transactions has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP.

(z) Seller Delivered Services. Section 5.02(z) of the Seller Disclosure Schedule lists all material services (including license rights with respect to third party software or other technology) provided to or received by, and all material agreements between, the Target Companies, on the one hand, and the Sellers and their respective Affiliates (other than the Target Companies), on the other (each, a “Seller Delivered Service”).

(aa) Sufficiency of Assets. Immediately after the Closing, the Purchaser (including through the Target Companies and their Subsidiaries) will own or have the right to use pursuant to written Contracts (including this Agreement and the Ancillary Agreements), all material assets, rights and properties(excluding Intellectual Property Rights which are addressed exclusively under Section 5.02(p) above) that are necessary to conduct the business of the Target Companies in substantially the same manner as conducted on the date of this Agreement, subject to obtaining the Consents listed on Schedule 5.02(f) and 5.02(h) and any other Consents required in connection with the transaction contemplated by this Agreement and the Ancillary Agreements, in each case in accordance with Section 6.01(b).

5.03 Representations and Warranties with Respect to Purchaser. Purchaser hereby represents and warrants to the Sellers, with respect to itself and its Subsidiaries, as follows:

(a) Organization, Standing. Purchaser is (i) duly organized, (ii) validly existing and (iii) where so recognized, in good standing under the Laws of the jurisdiction of its organization, except (in the case of clause (iii) only) as would not prevent, materially delay or materially impair the ability of Purchaser to consummate any of the transactions contemplated hereby or by the Ancillary Agreements. Purchaser is duly qualified to do business in Canada and any non-Canadian jurisdictions where its ownership or leasing of property or assets or the nature or conduct of its business requires it to be so qualified, except as would not prevent, materially delay or materially impair the ability of Purchaser to consummate any of the transactions contemplated hereby or by the Ancillary Agreements.

(b) Authority. Purchaser has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party, and to consummate (or to cause the consummation of) the transactions contemplated hereby or by the Ancillary Agreements. No vote of the holders of Purchaser’s Equity Interests is necessary to approve this Agreement, the Ancillary Agreements or the transactions contemplated hereby or by the Ancillary Agreements on the part of Purchaser. The Board of Directors of Purchaser has approved the entering into of this Agreement, the transactions contemplated by this Agreement and the Ancillary Agreements, and this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of Purchaser. Assuming due authorization, execution, and delivery of this Agreement and the Ancillary Agreements by the other parties hereto and thereto, this Agreement is, and, when executed, each of the Ancillary Agreements will be, a valid and legally binding obligation of Purchaser and its Subsidiaries (to the extent party thereto), enforceable in accordance with its terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(c) Consents and Approvals. Other than (i) the Bank Act Approval, (ii) the Competition Act Approval, (iii) the Mutual Fund and Securities Regulatory Approvals and (iv) notice to the Investment Industry Regulatory Organization of Canada, no notice to, application or filing with, or Consent of, any Governmental Authority is necessary on the part of Purchaser in connection with Purchaser’s and its Subsidiaries’ execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby or thereby. As of the date of this Agreement, neither Purchaser nor any of its Subsidiaries has received any indication from any Governmental Authority that such Governmental Authority would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby and by the Ancillary Agreements or has knowledge of any reason why all Requisite Regulatory Approvals would not be received in order to permit consummation of the transactions contemplated hereby and by the Ancillary Agreements on a timely basis.

(d) Regulatory Matters. Neither Purchaser nor any of its Subsidiaries is subject to, nor has been advised that it is reasonably likely to become subject to, any written Order, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary Board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions, securities/derivatives dealers, securities/derivatives advisers, investment fund managers, or issuers of securities or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of Purchaser or any of its Subsidiaries, in any case that would reasonably be expected to prevent, delay or impair the ability of Purchaser or its Subsidiaries to consummate any of the transactions contemplated by this Agreement and by the Ancillary Agreements or otherwise to perform their respective obligations hereunder and thereunder.

(e) No Defaults. Neither the execution nor the delivery by Purchaser or, to the extent a party thereto, its Subsidiaries of this Agreement or the Ancillary Agreements, nor the consummation of any of the transactions contemplated hereby or by the Ancillary Agreements nor the compliance by Purchaser or its Subsidiaries with any of the provisions hereof and thereof (i) conflicts with or results in a breach or violation of Purchaser’s Governing Documents or those of its Subsidiaries, (ii) constitutes or results in a Default under, or requires any Consent pursuant to, or results in the creation or acceleration of, any material Lien (with or without the giving of notice, the lapse of time or both) on any material asset of Purchaser or its Subsidiaries under any Contract or Permit of Purchaser or its Subsidiaries, or any change in the rights or obligations of Purchaser or any of its Subsidiaries under any material Contract or (iii) subject to receipt of the Requisite Regulatory Approvals and the expiration of any waiting period required by Law, violates any Law or Permit applicable to Purchaser or its Subsidiaries or any of their respective material assets, in the case of clauses (ii) and (iii), that would reasonably be expected to prevent, delay or impair the ability of Purchaser or its Subsidiaries to consummate any of the transactions contemplated by this Agreement and by the Ancillary Agreements or otherwise to perform their respective obligations hereunder and thereunder.

(f) Absence of Certain Changes. Since December 31, 2011, no Effect has occurred or arisen that, individually or taken together with all other Effects would or would be reasonably likely to materially impair or materially delay the ability of Purchaser or its Subsidiaries to consummate the transactions contemplated hereby or by the Ancillary Agreements.

(g) Financial Advisors. None of Purchaser, its Subsidiaries or any of their respective directors, officers or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby or by the Ancillary Agreements, except that Purchaser has employed Scotiabank Global Banking and Markets as its financial advisor (whose fees or commissions are payable solely by Purchaser).

(h) Compliance with Laws. Purchaser and its Subsidiaries conduct and have conducted their respective businesses in compliance in all material respects with all Laws applicable thereto the breach of which could reasonably be expected to prevent, delay or impair the ability of Purchaser or its Subsidiaries to consummate any of the transactions contemplated by this Agreement and by the Ancillary Agreements or otherwise to perform their respective obligations hereunder and thereunder.

(i) Available Funds. Purchaser has adequate financial resources to satisfy its monetary and other obligations under this Agreement in accordance with the terms of this Agreement.

(j) Litigation and Claims. As of the date of this Agreement, there is no Action pending or, to Purchaser’s knowledge, threatened, against Purchaser or its Subsidiaries, nor is there any Order of any Governmental Authority or arbitration outstanding or, to Purchaser’s knowledge, threatened against Purchaser or its Subsidiaries (or in the process of being issued), in each case that, individually or in the aggregate, would prevent, materially impair or materially delay the ability of Purchaser or its Subsidiaries to consummate the transactions contemplated hereby or by the Ancillary Agreements.

(k) Investment Canada Act. Purchaser is not a “non-Canadian” within the meaning of the Investment Canada Act.

(l) Accredited Investor. Purchaser is an accredited investor, within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions.

5.04 No Other Representations or Warranties by Sellers. Except for the representations and warranties in Section 5.02 or in any of the Ancillary Agreements, the Sellers do not make any other express or implied representation or warranty to Purchaser in connection with the transactions contemplated hereby or by the Ancillary Agreements.

5.05 No Other Representations or Warranties by Purchaser. Except for the representations and warranties in Section 5.03 or in any of the Ancillary Agreements, Purchaser does not make any other express or implied representation or warranty to the Sellers in connection with the transactions contemplated hereby or by the Ancillary Agreements.

ARTICLE VI

COVENANTS

6.01 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Parties shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to cause and enable the transactions contemplated hereby and by the Ancillary Agreements to be consummated as promptly as practicable, and shall cooperate fully with, and furnish information to, the other Parties to that end. The Parties shall cooperate and use their respective reasonable best efforts to execute any additional documents necessary to confirm or carry out the provisions of this Agreement and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) In connection with and without limiting the generality of the foregoing, each Party shall provide, or cause to be provided, all necessary notices and information to, and enter into discussions with, any third party (other than any Governmental Authority) from whom any Consent is required to be obtained in connection with the Share Sale or the other transactions contemplated by this Agreement and the Ancillary Agreements and to use its reasonable best efforts to obtain all such Consents. Each Party shall use reasonable best efforts to obtain the consent of any third party to a Contract that would otherwise be breached by any covenant, representation or warranty or any other obligation of this Agreement.

(c) Except as expressly contemplated, permitted or required by this Agreement, from the date hereof until the Closing, the Parties shall not, and shall not permit any of their respective Subsidiaries to, without the prior written consent of Parent (in the case of Purchaser) or Purchaser (in the case of the Sellers) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Parties’ respective obligations to consummate the Share Sale set forth in Article VII, including the receipt of the Requisite Regulatory Approvals, not being satisfied on a timely basis or for any other reason the Share Sale not being consummated on a timely basis.

6.02 Filings; Authorizations and Consents. (a) Subject to the terms and conditions of this Agreement, each of Purchaser and Parent and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare or cause to be prepared as promptly as practicable all documentation, to make or cause to be made all filings with and to obtain all Consents and Permits from all Governmental Authorities required to consummate the Share Sale and the other transactions contemplated hereby and by the Ancillary Agreements (such Consents and Permits, including the Bank Act Approval, the Competition Act Approval, the Bank OSFI Approval, to the extent required, and the Mutual Fund and Securities Regulatory Approvals, collectively, the “Requisite Regulatory Approvals”), it being understood that it shall be the primary responsibility of Sellers (with Purchaser’s cooperation) to procure the Consents listed in clauses (iv) and (v) of the definition of the term “Seller Regulatory Consents”, and shall make all necessary filings in respect of the Requisite Regulatory Approvals relating to the Share Sale as promptly as practicable, but in any event within ten (10) Business Days after the date hereof (in the case of Purchaser assuming the full cooperation of the Sellers, and in the case of the Sellers assuming the full cooperation of Purchaser). Each of Purchaser and Parent shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable Laws relating to the exchange of such information, with respect to all non-confidential, material written information submitted to any third party or any Governmental Authority in connection with any Requisite Regulatory Approval. In exercising the foregoing right, each of Purchaser and Parent and their respective Subsidiaries shall act reasonably and as promptly as practicable, but in any event, Purchaser shall use its reasonable best efforts to respond to any inquiry from any Governmental Authority in connection with any Requisite Regulatory Approval within five (5) Business Days after receipt thereof. With respect to obtaining all material Requisite Regulatory Approvals, each of Purchaser and Parent shall promptly cooperate and consult with the other with respect to the preparation and submission of any filings with a Governmental Authority, including by providing to the other party or its outside legal counsel (i) an opportunity to review and provide input into drafts of such filings and other written communications with a Governmental Authority prior to their finalization, (ii) any reasonably available information that may be requested for such purpose and (iii) copies of all filings and other information provided to any Governmental Authority. Any such information marked or designated as “Highly Confidential” shall be exchanged only between outside legal counsel to the parties and shall be redacted from any copies of filings or other materials that may be provided to other representatives of the recipient Party. Each of Purchaser and Parent shall keep the other reasonably apprised of the status of material matters (including meetings and other communications with any Governmental Authority) relating to the completion of the transactions contemplated hereby and by the Ancillary Agreements. Notwithstanding the foregoing and anything else in this Agreement, nothing contained herein shall be deemed to require Purchaser to (and Sellers shall not without Purchaser’s prior written consent agree to) take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing Requisite Regulatory Approvals that would reasonably be expected to have a material adverse effect on Purchaser and the business of the Target Companies (taken as a whole) after giving effect to the transactions contemplated hereby.

(b) Each of Purchaser and Parent shall, upon request, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of it or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated hereby and by the Ancillary Agreements.

(c) Each of the Sellers and Purchaser shall, and shall cause their respective Subsidiaries to, comply with any applicable post-Closing notification or filing requirements, as well as with other requirements of any banking, securities, competition, antitrust, trade, investment or similar Law.

6.03 Press Releases; Public Announcements. The Parties agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the Parties and that the Parties shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and by the Ancillary Agreements and shall not issue any such press release or make any such public announcement without the prior consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that a Party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement to the extent required by applicable law or the applicable rules of any stock exchange. Without limiting the reach of the preceding sentence, the Parties shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

6.04 Access; Information. (a) Each Party hereto shall keep the other Parties apprised of the status of matters relating to completion of the Share Sale and the other transactions contemplated hereby and by the Ancillary Agreements, including promptly furnishing the other with copies of any material notices or other communications received by such Party or, to the knowledge of such Party, its Representatives from any third party and/or any Governmental Authority with respect to the Share Sale and the other transactions contemplated by this Agreement and the Ancillary Agreements, in each case to the extent permitted by applicable Law. Each Party shall give prompt notice to the other Parties of any development or combination of developments that, individually or in the aggregate, would be reasonably likely to (i) cause it to fail to comply with or satisfy in any material respect any covenant, condition or agreement under this Agreement or (ii) prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement or the Ancillary Agreements or otherwise to perform their respective obligations hereunder or thereunder, including the failure of a condition in Article VII of this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. The Sellers shall give prompt notice to Purchaser of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to the Target Companies.

(b) The Sellers shall afford to Purchaser and its Representatives reasonable access (including for the purpose of transition planning) during normal business hours and upon reasonable prior notice to the Sellers until the earlier of the Closing Date and the termination of this Agreement pursuant to Section 8.01 to all the properties, books, Contracts, commitments, employees and records of the Target Companies, as Purchaser may from time to time reasonably request, but only to the extent that such access does not unreasonably interfere with the business or operations of the Target Companies, and, during such period, the Sellers shall furnish, or cause to be furnished, promptly to Purchaser all information concerning the business, properties and senior management of the Target Companies as Purchaser may reasonably request; provided that the Sellers shall not be required to (or to cause any of their Subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party or result in the loss of attorney-client privilege if, in the case of any such Contract or confidentiality obligation, the Sellers shall have used their reasonable best efforts to obtain the consent of such third party to such access, copies or information, in which case the Parties will use their reasonable best efforts to make appropriate substitute disclosure arrangements.

(c) No investigation by any of the Parties or their respective representatives or any knowledge acquired (or capable of being acquired) at any time nor any facts disclosed by any of the Parties (other than in the Seller Disclosure Schedule), whether before or after the date hereof, shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the other Party set forth herein.

(d) In order to facilitate the resolution of any claims made by or against or incurred by any Party or any of its Affiliates after the Closing, to comply with the terms of this Agreement, any applicable Law or Order of any Governmental Authority or any request of any Governmental Authority or for any other reasonable purpose, (i) with respect to matters not pertaining to Taxes, for a period of seven (7) years after the Closing, or for any longer period as may be required by any Governmental Authority or as may be reasonably necessary with respect to the prosecution or defense of any audit or other Action that is then pending or threatened or (ii) with respect to matters pertaining to Taxes, for a period that is equivalent to the period established by any applicable statute of limitations (including any extension or waiver thereof), the other Parties shall, or shall cause their respective Subsidiaries to, (A) retain the books and records (including Tax Returns) of the Target Companies in a manner consistent with such Party’s customary document retention policies (other than destruction policies) on or after the Closing, (B) upon reasonable notice, afford the Representatives of the other Parties reasonable access (including the right to make photocopies, at such Parties’ expense), during normal business hours, to such books and records and reasonable access to and the reasonable assistance of the other Party and its Subsidiaries and respective Representatives with respect to the matters contemplated by this Section 6.04(d) (such access or assistance to be provided in a manner that does not unreasonably interfere with the business or operations of such person or any of its Subsidiaries) and (C) otherwise cooperate with and assist the other Parties or any of their respective Affiliates, at the other Parties’ cost and expense, in connection with the matters contemplated by this Section 6.04(d), including by causing its and its Affiliates’ directors, officers and employees to avail themselves for trial, depositions, interviews and other Action-related litigation endeavors, in each case on terms and conditions reasonably satisfactory to the other Party (including with respect to protecting privilege); provided that the Party requesting such information or access agrees to reimburse the other Parties for all reasonable out-of-pocket expenses incurred by the other Parties or any of their respective Subsidiaries in complying with clauses (B) and (C) above; provided, further that no Party shall be required to (or to cause any of its Subsidiaries to) so confer, afford such access or furnish such copies or other information to the extent that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party or result in the loss of solicitor-client privilege if, in the case of any such Contract or confidentiality obligation, such Party shall have used its reasonable best efforts to have obtained the consent of such third party to such access, copies or information, in which case the Parties will make appropriate substitute disclosure arrangements. Following the period specified in the first sentence of this Section 6.04(d), if any Party wishes to destroy such books and records (other than Tax Returns), such Party shall first provide the other Parties with the reasonable opportunity to take possession of the same (at the cost and expense of the applicable other Party). Any information disclosed to any Party or its Representatives pursuant to this Section 6.04(d) shall be subject to the confidentiality obligations in Section 6.05.

(e) From the date of this Agreement until Closing, Purchaser shall not, without the Sellers’ prior consent, directly or indirectly, make or have any contact whatsoever with any Target Company employee regarding the transactions contemplated hereby or by the Ancillary Agreements. To the extent that the Sellers permit meetings between Purchaser and any Target Company employee, unless otherwise agreed, a Seller representative shall be present at all times, whether such meeting is held by way of phone call, video conference or in person.

6.05 Confidentiality. (a) From the date hereof and continuing thereafter, each Party to this Agreement shall, and shall cause its Affiliates and Representatives to, keep, treat and hold any and all confidential or proprietary information, knowledge and data of any other Party (including such information, knowledge and data relating to the Target Companies) (such information, knowledge and data, the “Confidential Information”) confidential (and not disclose or provide access to any person), and not otherwise use any Confidential Information that becomes known to such Party or its Representatives in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, except that a Party may disclose Confidential Information to another person (i) with the prior written consent of Purchaser or Parent, as applicable, (ii) to the extent required by any applicable Law, (iii) to the extent required to obtain the Requisite Regulatory Approvals, (iv) during the course of litigation, so long as the disclosing party uses reasonable best efforts to assure that the party receiving such information treats the information in a confidential manner and in accordance with the terms hereof, (v) to any taxing authority, and (vi) to its legal counsel, accountants, banks and their advisors who need to know such information for the purpose of assisting the disclosing party in their capacity as such so long as the disclosing party causes such persons to treat the information in a confidential manner and in accordance with the terms hereof (it being understood that the disclosing party shall be responsible for any breach of the terms of this Section 6.05 by such persons). Notwithstanding the foregoing, in the event that any Party or its Representatives intends to disclose information pursuant to clause (ii), (iii) or (iv) above, such Party shall, or shall cause its Representative to, to the extent reasonably practicable and permitted by applicable Law, (x) provide Purchaser or Parent, as the case may be, with reasonable written notice of such requirement sufficiently in advance of disclosing such information so that Purchaser or Parent, as applicable, may seek a protective order or other remedy, (y) in the event that such protective order or other remedy is not obtained, furnish only that portion of such Confidential Information which is legally required to be provided and exercise reasonable best efforts to obtain assurances that confidential treatment will be afforded to such Confidential Information and (z) use reasonable best efforts to promptly furnish to Purchaser or Parent, as applicable, a copy (in whatever form or medium) of such Confidential Information that it intends to furnish or has furnished. The foregoing sentences in this Section 6.05 (a) shall not apply to any information, knowledge or data that at the time of disclosure is publicly available or becomes publicly available through no act or omission of the party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the party owing a duty of confidentiality, so long as such source is not known by such party to be bound by a confidentiality agreement with or other obligations of secrecy to the other Party. On and after the Closing Date, the obligations under this Section 6.05 shall remain in full force and effect with respect to each Party to this Agreement.

(b) As of the date of this Agreement, the Confidentiality Agreement, dated as of June 25, 2012 between Purchaser and Parent, shall be terminated; provided, however, that such termination shall not affect any claims for breaches thereof that occurred prior to such termination.

(c) For the avoidance of doubt, in the event of a breach of the obligations under this Section 6.05 by any Party, its Affiliates or any Representatives of any of the foregoing, the other Party, in addition to all other available remedies, shall be entitled to specific performance to enforce the provisions of this Section 6.05 in any court of competent jurisdiction in accordance with Section 10.03.

6.06 Personal Information. (a) Each Party shall, and shall cause its respective Subsidiaries to, comply with all applicable Privacy Laws in the course of collecting, using and disclosing Transaction Personal Information. Purchaser shall collect Transaction Personal Information prior to Closing only for purposes related to the transactions contemplated by this Agreement and as are necessary to determine whether to proceed with such transactions. Prior to Closing, Purchaser shall not disclose Transaction Personal Information to any person other than its representatives who are evaluating and advising on the transactions contemplated by this Agreement. After Closing, Purchaser shall not, without the consent of the individuals to whom such Personal Information relates or as permitted or required by applicable Privacy Laws, use or disclose Transaction Personal Information: (i) for purposes other than those for which such Transaction Personal Information was collected prior to the Closing; or (ii) which does not relate directly to the carrying on of the business of the Target Companies or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

(b) Purchaser shall use those efforts required by applicable Privacy Laws to protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure, as provided by applicable Privacy Laws, and shall cause its representatives to observe the terms of this Section 6.06 and protect and safeguard Transaction Personal Information in their possession. If this Agreement is terminated prior to Closing, Purchaser shall promptly deliver to the Sellers or destroy, at Purchaser’s option, all Transaction Personal Information in its possession or in the possession of any of its representatives, including all copies, reproductions, summaries or extracts thereof. If requested by the Sellers, an appropriate officer of Purchaser will certify to the Sellers that all such material has been so delivered or destroyed.

6.07 Intellectual Property Matters.

(a) Seller Trademarks. Except as expressly provided in this Section 6.07 or in any Ancillary Agreement, Purchaser, on behalf of itself and its Affiliates (which shall include throughout this Section 6.07 the Target Companies following the Closing), acknowledges and agrees that neither Purchaser nor any of its Affiliates is purchasing, acquiring, licensing or otherwise obtaining any right, title or interest in, to or under any Seller Intellectual Property. As used herein, “Seller Intellectual Property” means all Intellectual Property Rights owned by or licensed by the Sellers or any Affiliate of the Sellers including (i) (1) the name “ING”, (2) the Lion logo as shown in, and the ING Lion logo as registered in, Canadian trade-mark registration nos. TMA415039 (for ING & LION Design), TMA415040 (for ING & LION Design) and TMA514583 (for ING Direct & Lion Design), (3) Canadian trade-mark registration no. TMA514260 (for ING INVESTMENT MANAGEMENT), (4) any Internet domain name or Mark leading with “ING”, or (5) any Mark, name or Internet domain name relating to or employing the word “ING”, “ING Lion”, or the ING Lion logo or any derivation, variation, translation or adaptation thereof that is confusingly similar to the Marks or domain names listed in the foregoing clauses (1)-(4), whether alone or in combination with any other Mark, and whether registered or unregistered (collectively, the “Seller Trademarks”), and (ii) the Intellectual Property Rights listed in Section 6.07(a) of the Seller Disclosure Schedule. In accordance with the Intellectual Property Agreement, and subject to the perpetual and irrevocable retained license of the Target Companies as set out therein, each of the Target Companies shall assign, directly or indirectly, any and all rights, title or interest it has in or to any Seller Intellectual Property, including any Seller Trademarks, to HoldCo, which assignment may be made at the discretion of the Sellers by way of a dividend or other distribution on its Equity Interests or otherwise.

(b) Limitations On Use of Seller Intellectual Property. Except as expressly provided in this Section 6.07 or in any Ancillary Agreement, as of and following the Closing, Purchaser shall, and shall cause the Target Companies to, cease and discontinue promptly after the Closing any and all uses of any and all Seller Intellectual Property, including the Seller Trademarks. Except as expressly provided in this Section 6.07 or in any Ancillary Agreement, Purchaser, on behalf of itself and its Affiliates, agrees, as of and following the Closing, that neither Purchaser, nor any of its Affiliates shall have any right, title or interest in, or any authority or license to use or allow others to use in any manner whatsoever, any Seller Intellectual Property, and any such right, title, interest, authority, license or sublicense or other arrangement relating thereto (whether written or oral) existing prior to the Closing, shall automatically terminate simultaneously with and effective as of the Closing.

(c) Acknowledgements as to Seller Trademarks. Purchaser, for itself and its Affiliates, acknowledges and agrees that, (i) except as provided for in this Section 6.07 or in any Ancillary Agreement, as between the Parties hereto, the Sellers own or have the exclusive right to use any and all of the Seller Trademarks and, except as otherwise expressly provided in this Section 6.07 or in any Ancillary Agreement, neither Purchaser nor any of its Affiliates shall, as of the Closing, have any rights in or to the Seller Trademarks, (ii) neither Purchaser nor any of Purchaser’s Affiliates shall contest the ownership or validity of any rights of the Sellers or any of the Sellers’ Affiliates in or to the Seller Trademarks and (iii) except for the rights expressly granted to Target Companies under the Intellectual Property Agreement, neither Purchaser nor any of its Affiliates shall adopt, use, register or attempt to register in any jurisdiction any Marks which are identical or confusingly similar to any of the Seller Trademarks or instruct others to do so. Purchaser, for itself and its Affiliates, agrees that after the Closing, neither Purchaser nor any of its Affiliates will expressly, or willingly by implication, do business as or represent themselves as the Sellers or any of the Sellers’ Affiliates, and the personnel of Purchaser or their Affiliates shall not, and shall have no authority to, as of the Closing, hold themselves out as officers, employees or agents of the Sellers.

(d) Technology. Purchaser acknowledges and agrees that on or before the Closing, HoldCo or its designee will electronically transfer and migrate (which transfer and migration may be made at the discretion of the Sellers by way of a dividend or other distribution on its Equity Interests or otherwise) to any devices or media at a location or locations designated by HoldCo copies of (i) any and all Technology owned by or developed by, for, or on behalf of, any of the Target Companies and used by any of the Sellers or their Affiliates (other than the Target Companies) and assigned or licensed under Sections 2.2 or 2.3 respectively of the Intellectual Property Agreement and (ii) any and all Technology owned by the Sellers or any of its Affiliates (other than the Target Companies) that resides on any of the Target Companies’ servers, computers, equipment or storage media. For greater certainty, such electronic transfer and migration shall not include the removal or deletion of such Technology used by the Target Companies from such devices, media and locations at which such Technology is currently stored or operated from.

6.08 Employee Matters. (a) For the period from and after the Closing Date until November 1, 2013, Purchaser shall provide or cause its Affiliates to provide to each employee of the Target Companies who continues in the employ of Purchaser or any of its Affiliates following the Closing Date (each, a “Continuing Employee”): (i) base wages or salaries, as applicable, at least equal to those provided to such Continuing Employee immediately prior to the Closing Date; (ii) an annual cash bonus opportunity that is no less favourable than the annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Closing Date; and (iii) benefits which are the same in all material respects to the Target Company Benefit Plans provided to the Continuing Employee immediately prior to the date of this Agreement. In determining whether the benefits provided to the Continuing Employees pursuant to this Section 6.08(a) meet the applicable standard (i.e., the same in all material respects), dependent coverage shall be considered.

(b) In addition to Section 6.08(a), if a Continuing Employee is eligible to receive sabbatical benefits immediately prior to the Closing Date, the Continuing Employee shall be entitled to receive such sabbatical benefits following the Closing Date during the five (5) year post-eligibility period provided pursuant to the terms of the sabbatical practices as applied by the Bank immediately prior to the date of this Agreement. In addition, if a Continuing Employee would have been eligible, in the event the Closing had not occurred, to receive sabbatical benefits from the Bank prior to the latter of (i) the date 18 months after the Closing Date and (ii) the last date of the calendar year that first begins after the Closing Date, the Continuing Employee shall be entitled to receive the sabbatical benefits that would have been provided to the Continuing Employee pursuant to the terms of the sabbatical practices as applied by the Bank immediately prior to the date of this Agreement.

(c) For the period from and after the Closing Date until the one year anniversary of the Closing Date, Purchaser shall provide or cause its Affiliates to provide to each Continuing Employee severance compensation and benefits that each such Continuing Employee is eligible to receive upon a qualifying termination of employment under the terms of the Bank’s severance policy listed on Section 5.02(s)(ii) of the Seller Disclosure Schedule (taking into account service with the Bank and its Affiliates prior to the Closing Date and service with Purchaser and its Affiliates after the Closing Date).

(d) If the Closing Date occurs on or before December 31, 2012, Purchaser agrees that the 2012 annual bonuses under the Bank’s Short-Term Incentive Plan (the “2012 Bonuses”) for Continuing Employees shall be determined as follows: (i) the portion of the 2012 Bonus to which each participant in such plan shall be entitled shall be based on services performed in 2012 through the Closing Date based on the actual performance level taking into account the performance relative to agreed upon business objectives of the Bank in the normal course of business achieved in 2012 through the Closing Date and (ii) the portion of the 2012 Bonus to which each participant in such plan shall be entitled shall be based on services performed in 2012 after the Closing Date and shall be determined on a pro rata basis in accordance with Section 6.08(a). If the Closing Date occurs on or after December 31, 2012, but before the 2012 Bonuses are paid, the amount of the 2012 Bonuses shall be based on the actual performance level taking into account the performance relative to agreed upon business objectives of the Bank in the normal course of business achieved in 2012. In all cases, 2012 Bonuses for Continuing Employees shall be determined in accordance with the normal compensation review round of the Sellers and their Affiliates and will be payable at the same time as annual bonuses for 2012 are paid to employees of Sellers and their Affiliates generally, so long as the applicable employee remains employed through such date, provided that an employee terminated subsequent to the Closing Date under circumstances entitling such employee to severance benefits under Section 6.08(c) shall be entitled to receive a prorated bonus for the portion of the year served, payable based on actual performance at the time 2012 bonuses are payable generally. Subject to the foregoing provisions of this Section 6.08(d), the 2012 Bonuses shall otherwise be determined and payable in accordance with the terms of the Bank’s Short-Term Incentive Plan.

(e) With respect to any Purchaser benefit plans (“Purchaser Benefit Plans”) in which any Continuing Employee becomes eligible to participate on or after the Closing Date, Purchaser, as applicable, shall (i) waive all pre-existing conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the Purchaser Benefit Plans to the extent they were inapplicable to, or were satisfied under, the Target Company Benefit Plans, (ii) for purposes of (A) eligibility, (B) vesting and (C) benefit level, solely with respect to any severance or paid time off plans or policies (but not for purposes of benefit accrual under a defined benefit pension plan) recognize the service that was credited to each such Continuing Employee under the corresponding Target Company Benefit Plan prior to the Closing Date, under the Purchaser Benefit Plans (except to the extent it would result in a duplication of benefits or is not provided for employees of Purchaser and its Affiliates for the same period of service), as if such service were with Purchaser and its Affiliates and (iii) cause any deductible, coinsurance and out-of-pocket expenses incurred by any such Continuing Employee and his or her covered dependents under the Target Company Benefit Plans during the portion of the plan year ending on the Closing Date to be taken into account for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements under the applicable Purchaser Benefit Plan (to the same extent as they would be taken into account if incurred under such Purchaser Benefit Plan).

(f) Notwithstanding the foregoing, Purchaser and the Sellers acknowledge and agree that all provisions contained in this Section 6.08 are included for the sole benefit of Purchaser and the Sellers and nothing contained herein shall (i) be construed as an amendment to any Target Company Benefit Plan or Purchaser Benefit Plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of the Bank or its respective Affiliates, any participant in the Target Company Benefit Plans, or any dependent or beneficiary thereof or (iii) otherwise obligate Purchaser or any of its Affiliates to maintain any particular Target Company Benefit Plan, Purchaser Benefit Plan or retain the employment of any particular employee of any of the Bank or their respective Affiliates following the Closing Date.

6.09 Services Provided by Parent to the Target Companies and Services Provided by the Target Companies to the Parent. (a) Purchaser and Sellers agree to the following with respect to (w) payment of the incentive awards (the “Project Bonus Incentives”) and other individualized retention bonuses (the “Retention Bonuses”), in each case, listed on Section 6.09(a) of the Seller Disclosure Schedule , (x) payment of the 2012 Bonus if the Closing Date is before the regular 2012 bonus payment date, (y) payments relating to the exercise for cash or settlement in cash during the thirteen-month period immediately following the Closing Date by any Continuing Employee of a stock option, other Equity Interest or other stock-based or deferred award that was granted or awarded to such Continuing Employee prior to the Closing Date under any equity plans or other incentive plans maintained by Parent and its Affiliates, in each case, listed on Section 6.09(a) of the Seller Disclosure Schedule (the “Equity Related Payments”) and (z) payments relating to the vesting of deferred cash or settlement of deferred stock for cash or delivery of stock during the thirty-seven month period immediately following the regular 2012 bonus payment date by any Continuing Employee considered as Identified Staff as per the Parent’s policy and identified as such on Section 6.09(a) of the Seller Disclosure Schedule, or any award that was granted or awarded to such Continuing Employee under any equity plans or other incentive plans maintained by Parent and its Affiliates (the “Deferred Payments” and, together with the Equity Related Payments, the “Equity Related and Deferred Payments”).

(i) Purchaser shall facilitate, with the cooperation of Parent, through the applicable payroll system of Purchaser or an applicable Affiliate, (x) payment of the Project Bonus Incentives and Retention Bonuses and (y) associated Tax reporting to the appropriate Governmental Authority and Tax withholding obligations with respect to the payment of the Project Bonus Incentives and Retention Bonuses.

(ii) Parent shall pay (or shall cause to be paid) to Purchaser (1) within thirty (30) days of the Closing Date, an amount equal to 50% of the aggregate gross value (prior to tax withholding) of the Project Bonus Incentives that will be paid within thirty (30) days of the Closing Date, plus an amount equal to all employer taxes due in connection with payment of such Project Bonus Incentives, (2) no less than ten (10) Business Days prior to the six-month anniversary of the Closing Date (the “Project Bonus Incentive Payment Date”), an amount equal to the aggregate gross value (prior to tax withholding) of the remaining outstanding portion of the Project Bonus Incentives that will actually be paid on the Project Bonus Incentive Payment Date, plus an amount equal to all employer taxes due in connection with payment of such Project Bonus Incentives and (3) no less than ten (10) Business Days prior to the date on which the remaining outstanding portion of the Retention Bonuses are to be paid in March 2013 (the “Retention Bonus Payment Date”), an amount equal to the aggregate gross value (prior to tax withholding) of the remaining outstanding portion of the Retention Bonuses that will actually be paid on the Retention Bonus Payment Date, plus an amount equal to all employer taxes due in connection with the payment of such Retention Bonuses. Purchaser shall, in accordance with the Notice provisions of Section 10.05 of this Agreement, notify Parent of Purchaser’s or an applicable Affiliate’s intention to terminate without “cause” a Continuing Employee who has a Project Bonus Incentive or a Retention Bonus (the “Termination Notice”), no less than ten (10) Business Days prior to making such termination or, if later, as soon as practicable after notice of such termination is given to the Continuing Employee. To the extent such termination will trigger a Continuing Employee’s right to receive a Project Bonus Incentive payment prior to the Project Bonus Incentive Payment Date or a Retention Bonus prior to the Retention Bonus Payment Date, Parent shall pay (or shall cause to be paid) to Purchaser, no more than five (5) Business Days after such termination, the gross value of the remaining portion of the Project Bonus Incentive or the Retention Bonus, as the case may be, for such Continuing Employee triggered by such termination, plus an amount equal to all employer taxes due in connection with payment of such Project Bonus Incentive or Retention Bonus (prior to tax withholding), as the case may be.

(iii) Until all of the Equity Related and Deferred Payments have been made, the latest of which is expected to occur no later than April 30, 2016, Parent and Purchaser shall facilitate (and cause their respective Affiliates, as applicable, to facilitate) Tax withholding through the applicable payroll system of Purchaser or an applicable Affiliate and Tax reporting to the appropriate Governmental Authority, in each case, as it relates to the Equity Related and Deferred Payments.

(iv) Parent shall pay (or shall cause to be paid) to Purchaser the gross amount due to the applicable Continuing Employee (prior to tax withholding) with respect to the Equity Related and Deferred Payments and all employer taxes due in connection with the Equity Related and Deferred Payments. Parent shall notify Purchaser of the number of outstanding equity awards exercised by, or the portion of any other type of award that becomes due and payable to, each applicable Continuing Employee (and the associated amount due), as well as the identity of each Continuing Employee, and make payments and/or tax withholdings with respect to the corresponding Equity Related and Deferred Payments, in each case as soon as practicable after being notified of such exercise or payment date.

(v) Notwithstanding the foregoing, Purchaser shall have no obligations with respect to payroll administration or payroll and/or tax reporting for any jurisdiction other than in Canada in connection with the Project Bonus Incentives, the Retention Bonuses or the Equity Related and Deferred Payments set forth in this Section 6.09(a).

(b) Except as set forth in Section 6.09(a) or unless otherwise agreed to in writing by Parent, (i) all services provided by Parent or any of its Subsidiaries (other than the Target Companies) to the Target Companies, (ii) all services provided to Parent or any of its Subsidiaries (other than the Target Companies) by the Target Companies, (iii) all agreements between Parent or any of its Subsidiaries (other than the Target Companies) on the one hand, and any of the Target Companies on the other hand, and (iv) the rights of the Target Companies to the Seller Delivered Services, in the case of clauses (i) though (iv) shall be terminated as of the Closing Date, other than those agreements and services set forth in Section 6.09(b) of the Seller Disclosure Schedule. None of the Sellers or their Affiliates shall have any liability or further obligation as a result of the termination of services pursuant to Section 6.09(b)(iv) and Purchaser shall, at its sole expense, be solely responsible for procuring substitute or alternative services and licenses.

6.10 Fees and Expenses. Except as expressly provided below or in the Ancillary Agreements, all fees and expenses incurred in connection with the transactions contemplated hereby or by the Ancillary Agreements, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the person incurring such fees or expenses, whether or not such transactions are consummated.

6.11 No Solicitation. (a) Until the earlier of the consummation of the Share Sale and the second anniversary of the termination date (in the event that this Agreement is terminated for any reason pursuant to Article VIII), Purchaser and its Affiliates shall not, directly or indirectly, hire or solicit regarding the employment of such person or the provision of other services by such person, any employee of any Target Company or any former employee of any Target Company who has ceased to be employed by any Target Company for a period of less than six months prior to commencement of employment discussions between Purchaser or its Affiliates and such person; provided, however, that the solicitation prohibitions of this Section 6.11(a) shall not prohibit general solicitations for employment through advertisements, professional recruiters or other means not targeted at such individuals.

(b) During the period beginning on the Closing Date and ending on the second anniversary thereof, the Sellers and their Affiliates shall not, directly or indirectly, hire or solicit regarding the employment of such person or the provision of other services by such person, any employee of any Target Company or any former employee of any Target Company who has ceased to be employed by any Target Company for a period of less than six months prior to commencement of employment discussions between the Sellers or their Affiliates and such person; provided, however, that the solicitation prohibitions of this Section 6.11(b) shall not prohibit general solicitations for employment through advertisements, professional recruiters or other means not targeted at such individuals.

6.12 Tax Matters. (a) Certain Obligations of the Sellers and Purchaser.

(i) Purchaser does not assume and shall not be liable for any Taxes under the Tax Act or any other Taxes whatsoever that may be or become payable by the Sellers, including any Taxes resulting from or arising as a consequence of the sale by the Sellers to Purchaser of the Shares, and the Sellers shall indemnify and save harmless Purchaser and the directors, officers, employees and agents of Purchaser from and against all such Taxes.

(ii) Sellers shall prepare, or cause to be prepared, any Tax Return required to be filed by the Target Companies for any Pre-Closing Tax Period (other than any Straddle Period). All such Tax Returns shall be prepared in a manner consistent with past practice, except as otherwise required by Law. Sellers shall timely file, or cause to be timely filed, all such Tax Returns that are required to be filed on or before the Closing Date (taking into account any available extensions). Sellers shall deliver, or cause to be delivered, to Purchaser all such Tax Returns that are required to be filed after the Closing Date at least 15 days prior to the due date (taking into account any available extensions) for filing such Tax Returns and Purchaser shall, subject to Sellers’ compliance with this Section 6.12(a)(ii), timely file, or cause to be timely filed, such Tax Returns.

(iii) Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by any of the Target Companies for any Straddle Period (“Straddle Returns”). Purchaser shall prepare, or cause to be prepared, such Straddle Returns in a manner consistent with past practice of the Target Companies, except as otherwise required by Law. Purchaser shall deliver to Sellers for their review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Returns at least 15 Business Days in advance of the due date (taking into account any available extensions) for filing such Straddle Returns. In the event of any disagreement between Purchaser and Sellers regarding the preparation of a Straddle Return, Purchaser and Sellers shall use their reasonable best efforts to resolve any such disagreement and, if they are unable to resolve such disagreement, to cause an independent accounting firm (the “Accounting Firm”) to resolve such disagreement at least 5 Business Days prior to the due date therefor (taking into account any available extensions), and any such resolution shall be final and binding upon the Parties. The fees and expenses of the Accounting Firm shall be borne equally by Purchaser and Sellers. The preparation and filing of any Tax Return for a Post-Closing Tax Period shall be exclusively within the control of Purchaser.

(iv) Purchaser shall cause the Target Companies to promptly (and in any event within 120 days after the Closing Date) furnish information to the Sellers as reasonably requested by the Sellers to allow the Sellers to satisfy any obligations to pay Taxes or under Section 6.12(a)(ii), which information shall be completed in a manner consistent with past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of the Target Companies.

(v) Purchaser shall pay the Purchase Price free and clear of any withholding.

(vi) Without the prior written consent of Parent (which consent shall not be unreasonably withheld) or unless required by Law, Purchaser shall not, and shall not cause or permit any of the Target Companies to (A) amend any Tax Return filed with respect to any taxable year or period ending on or before the Closing Date (and, with respect to any taxable year or period beginning on or before the Closing Date and ending after the Closing Date, the portion of such taxable year or period ending on the Closing Date) (the “Pre-Closing Tax Period”) or (B) make any Tax election that would have retroactive effect to any Pre-Closing Tax Period.

(vii) At Parent’s request, Purchaser shall cause the Target Companies to make, or join with the Bank in making, any Tax election if the making of such election does not have a material adverse impact on Purchaser or the Target Companies for any taxable year or period beginning on or after the Closing Date (and, with respect to any taxable year or period beginning before the Closing Date and ending after the Closing Date, the portion of such taxable year or period beginning after the Closing Date) (the “Post-Closing Tax Period”).

(b) Mutual Assistance and Cooperation. After the Closing, the Sellers and Purchaser shall, subject to Section 6.04 and Section 6.05:

(i) assist (and cause their respective Affiliates to assist) the other party in preparing any Tax Return of the Bank or its Subsidiaries;

(ii) cooperate fully in preparing for any audit of, or dispute with any taxing authority regarding, any Tax Return of the Bank or its Subsidiaries;

(iii) make available to the other party as reasonably requested all information, records and documents relating to Taxes of the Bank or its Subsidiaries;

(iv) provide timely notice to the other party in writing of any pending or threatened tax audit or assessment of the Bank or its Subsidiaries for Taxes for which the other party may have a liability; and

(v) furnish the other party with copies of all correspondence received from any taxing authority in connection with any audit or information request with respect to the Bank or its Subsidiaries for Taxes for which the other party may have a liability.

(c) Transfer Taxes. Purchaser shall be liable for any transfer, stamp, documentary, registration, sales, use tax and other such Taxes (but excluding any income tax payable by the Sellers) and any conveyance fee, recording charge and other fees and charges (including any penalties and interest) incurred as a result of the transfers effected pursuant to this Agreement.

(d) Tax Sharing Agreements. As of the Closing Date, any tax sharing or allocation agreement or arrangement, whether or not written, that may have been entered into between any of the Target Companies and HoldCo shall be terminated, and no payments which are owed by or to the Target Companies pursuant thereto shall be made.

6.13 Indemnification; Exculpation; Directors’ and Officers’ Insurance. (a) All rights to indemnification for and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former directors or officers of any Target Company or any of their respective predecessor entities, or those individuals who become prior to the Closing a director or officer of any Target Company (each, a “Target Company Indemnified Director” or a “Target Company Indemnified Officer”) as provided in the Governing Documents of each such entity, or in any indemnification agreement between such Target Company Indemnified Director or Target Company Indemnified Officer and such entity (in each case, as in effect on the date of this Agreement and that have been Previously Disclosed), shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Closing; provided, however, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation (each, a “Proceeding”) asserted or made prior to the Closing or within such six-year period shall continue until the final disposition of such Proceeding.

(b) From and after the Closing until the sixth anniversary thereof, the Governing Documents of each Target Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors or officers prior to the Closing of any Target Company or any of their respective predecessor entities, than are presently set forth in such Governing Documents, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

(c) For a period of not less than six (6) years after the Closing, Purchaser shall, or shall cause the Target Companies to continuously maintain in effect, at its own expense or at the expense of its Subsidiaries, directors’ and officers’ liability and fidelity liability insurance, covering each Target Company Indemnified Officer and Target Company Indemnified Director for acts and omissions in their capacity as such occurring at or prior to the Closing Date (including with respect to the Share Sale) on terms, including with respect to coverage and insurance limits (with no retention), with an insurer or insurers that have at the time such coverage is written the same or higher A.M. Best rating as the current primary insurer, no less favourable to such directors and officers in any material respect than those of the insurance policies providing such coverage in effect on the date of this Agreement (complete and correct copies of which have been made available to Purchaser prior to the date hereof); provided, however, that this Section 6.13(c) shall be deemed to have been satisfied if Purchaser elects to obtain prepaid policies (i.e., “tail coverage”) which in the aggregate provide such directors and officers with the coverage described in this Section 6.13(c) for an aggregate period of not less than six (6) years following the Closing Date with respect to claims arising from acts or omissions that occurred at or before the Closing Date.

(d) In the event that, after the Closing, Purchaser, any Target Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, Purchaser or such Target Company, as applicable, shall cause proper provision to be made so that such successors and assigns shall expressly assume the obligations set forth in this Section 6.13.

(e) The provisions of this Section 6.13 are intended to be for the benefit of, and will be enforceable by, each Target Company Indemnified Officer and Target Company Indemnified Director, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have from any Target Company or any other person by contract or otherwise except as expressly provided herein.

6.14 Redemption of the Subordinated Notes. Purchaser shall cause the Bank to (i) immediately after the Closing, provide an irrevocable notice electing to redeem the Subordinated Notes to BNY Trust Company of Canada (“BNY”) in accordance with the terms of the Indenture, dated as of May 12, 2006 between the Bank, Parent and BNY as Trustee, as amended by the First Supplemental Indenture, dated as of September 29, 2006, and the Canadian Agency Agreement in respect of the Subordinated Notes, between the Bank as Issuer, Parent as Guarantor, BNY as Agent and Registrar, and BNY as Trustee, made as of May 12, 2006, as amended by the First Amending Agreement, dated as of September 26, 2006, (ii) not less than 30 days and not more than 60 days prior to the Redemption Date, provide an irrevocable notice electing to redeem the Subordinated Notes to the registered holders of the Subordinated Notes in accordance with the terms of the Final Terms of the Subordinated Notes dated December 1, 2006 and the Subordinated Notes and (iii) effect such redemption from the funds escrowed pursuant to the Escrow Agreement or otherwise.

6.15 Seller Noncompetition. (a) During the period beginning on the Closing Date and ending on the fifth anniversary thereof, Sellers shall not, and shall cause their Subsidiaries not to, directly or indirectly, own, manage or operate, or participate in the ownership, management or operation of, any business engaged in accepting CDIC-insured retail deposits, including CDIC-insured savings and payments accounts, in Canada (any such business, a “Seller Competing Business”); provided, however, that nothing herein shall prohibit or in any way prevent:

(i) any Seller or any of its Subsidiaries from acquiring not more than 4.9% of the capital stock of an entity with operations in the Seller Competing Business;

(ii) any Seller or any of its Subsidiaries from financing, lending or making extensions of credit to, or foreclosing on the collateral of, or acquiring any non-convertible debt securities of, any Seller Competing Business in the ordinary course of its or its Subsidiaries’, as the case may be, business;

(iii) any Seller or any of its Subsidiaries from making any investment (or activity related thereto) in a fiduciary or agency capacity and carried out on behalf of clients or other beneficiaries;

(iv) the ownership of, an affiliation with, or the conduct of any other prohibited activity with respect to, a person that conducts, either directly or indirectly, a Seller Competing Business (any such person, together with all of its Affiliates, a “Seller Competing Person”) that is the result of (1) the merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination involving any Seller or any of its Subsidiaries with any Seller Competing Person or (2) the acquisition of any Seller Competing Person by any Seller or any of its Subsidiaries, if, in the case of either (1) or (2), at least 75% of the total consolidated assets or total consolidated revenues (including as revenues net interest income revenues with respect to a lending business) of such Seller Competing Person in the calendar year prior to such ownership or affiliation does not relate to a Seller Competing Business;

(v) any Seller or any of its Subsidiaries from acquiring a Seller Competing Person or more than 50% of the outstanding capital stock or other equity interests in any Seller Competing Person (or any lesser percentage if, pursuant to contractual or other arrangements, any Seller or its Subsidiaries have the right to cause such person to take the actions specified in the following proviso) that derived in excess of 25% but not more than 50% of its total consolidated revenues (including as revenues net interest income revenues with respect to a lending business) in the calendar year prior to such acquisition from activities that constitute Seller Competing Businesses; provided, however, that any Seller or its Subsidiaries shall divest that portion of such person that constitutes a Seller Competing Business on commercially reasonable terms as soon as reasonably practicable following the acquisition of such ownership or interest; or

(vi) any Seller or any of its Subsidiaries from acquiring any equity securities of any person that has outstanding Indebtedness to any Seller or any of its Subsidiaries, or engaging in any activities otherwise prohibited by this Section 6.15 in connection with any such person as a result of the acquisition of such equity securities, in satisfaction of a debt previously contracted in a distressed or troubled situation.

(b) For the avoidance of doubt, in the event of a breach of the obligations under this Section 6.15, in addition to all other available remedies, Purchaser shall be entitled to specific performance to enforce the provisions of this Section 6.15 in a court of competent jurisdiction in accordance with Section 10.03.

(c) The Parties agree that the purpose of the covenants given by the Sellers under this Section 6.15 is to preserve the fair market value of the Shares. It is the intent of the Parties that the provisions of this Section 6.15 shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 6.15 shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, such amendment to apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.

(d) Notwithstanding anything to the contrary contained herein, in no event shall any then current Subsidiary of Sellers be subject to any of the restrictions or requirements set forth in this Section 6.15 following the date that each Seller, directly or indirectly: (i) beneficially owns, or exercises control or direction over, not more than 20% of the outstanding voting, equity or equity-linked securities of such entity; (ii) has no material role in the management of such entity or representation on the board of directors or other governing or advisory body of such entity; and (iii) has no material strategic arrangements with such entity (excluding, for greater certainty, any non-strategic licensing or transitional services arrangements entered into in connection with the divestment of such entity).

6.16 Transition Services Agreement. In the event that, following the date hereof, Purchaser identifies any need for transitional services in order to enable Purchaser to operate the business after the Closing in a manner reasonably similar to the operation of the business prior to the Closing, the Parties shall negotiate reasonably and in good faith to agree upon (in no event later than the Closing) a transition services agreement, including compensation for such services, in form and substance reasonably acceptable to Purchaser and the Sellers.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE SHARE SALE

7.01 Conditions to the Obligation of Each Party to Effect the Share Sale. The respective obligation of each Party to consummate the Share Sale is subject to the fulfillment, or written waiver before the Closing, of each of the following conditions.

(a) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(b) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and prohibits or makes illegal the consummation of the Share Sale.

7.02 Conditions to the Obligation of Purchaser. The obligation of Purchaser to consummate the Share Sale is also subject to the fulfillment, or written waiver by Purchaser, before the Closing of each of the following conditions.

(a) Representations and Warranties of the Sellers. (i) The representations and warranties of the Sellers set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specific date), except where the Effects giving rise to the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to “materiality,” “Material Adverse Effect” or words of similar meaning set forth therein), individually or in the aggregate, have not had a Material Adverse Effect; provided that (A) the representations and warranties of the Sellers set forth in Sections 5.02(a), 5.02(b), 5.02(c)(i) and 5.02(e) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specific date) and (B) the representations and warranties of the Sellers set forth in Section 5.02(k)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date; and (ii) Purchaser shall have received a certificate, dated the Closing Date, signed by an executive officer of Parent and HoldCo to that effect.

(b) Performance of Obligations of the Sellers. The Sellers shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and Purchaser shall have received a certificate, dated the Closing Date, signed by an executive officer of Parent and HoldCo to that effect.

(c) Ancillary Agreements. Purchaser shall have received counterparts to each of the Ancillary Agreements duly executed on behalf of Parent and/or its Subsidiaries, as applicable.

7.03 Conditions to the Obligation of the Sellers. The obligation of the Sellers to consummate the Share Sale is also subject to the fulfillment, or written waiver by Parent, before the Closing of each of the following conditions.

(a) Representations and Warranties of Purchaser. (i) The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct as of such specific date), except where the Effects giving rise to the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to “materiality” or words of similar meaning set forth therein), individually or in the aggregate, shall not prevent, or materially and adversely effect the ability of, Purchaser to satisfy its obligations under this Agreement and the Ancillary Agreements; provided that (A) the representations and warranties of Purchaser set forth in Sections 5.03(a) and 5.03(b) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date and (B) the representations and warranties of Purchaser set forth in Section 5.03(f) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date and (ii) Parent shall have received a certificate, dated the Closing Date, signed by an executive officer of Purchaser to that effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date, and Parent shall have received a certificate, dated the Closing Date, signed by an executive officer of Purchaser to that effect.

(c) Ancillary Agreements. Parent shall have received counterparts to each of the Ancillary Agreements duly executed on behalf of Purchaser and/or its Subsidiaries, as applicable.

ARTICLE VIII

TERMINATION

8.01 Termination. This Agreement may be terminated, and the Share Sale may be abandoned, at any time before the Closing:

(a) by the mutual written agreement of Purchaser and Parent; or

(b) by Purchaser or Parent:

(i) Breach. Upon written notice to the other in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other or any of its respective Subsidiaries, which breach, individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of any condition to the terminating Party’s obligations set forth in Article VII to be satisfied, and which cannot be or has not been cured within 45 days after the giving of written notice to the breaching Party of such breach; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party if such Party then is in material breach of its representations, warranties, agreements and covenants hereunder.

(ii) Denial of Regulatory Approval. (A) If any Governmental Authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Law or final, nonappealable Order that is in effect and prohibits or makes illegal the consummation of the Share Sale or (B) any Requisite Regulatory Approval is denied by final, nonappealable action of the relevant Governmental Authority; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party if such Party then is in material breach of its representations, warranties, agreements and covenants hereunder.

(iii) Delay. If the Closing has not occurred by the close of business on the date that is twelve (12) months after the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any Party whose failure (or whose Subsidiaries’ failure) to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Share Sale to be consummated on or before the Termination Date.

8.02 Effect of Termination and Abandonment. If this Agreement is terminated as provided in Section 8.01, none of the Parties shall have any liability or further obligation under this Agreement, except pursuant to Sections 6.03, 6.05, 6.10 and 6.11(a), this Section 8.02 and Article X (and any related definitional provisions), which shall survive termination of this Agreement. Nothing in this Agreement shall relieve any Party after a termination of this Agreement from liability for fraud or willful breach, including incidental or consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement); provided that in no event shall any Party be liable for punitive damages.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.01 Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing through and including March 31, 2014; provided, however, that the representations and warranties contained in Sections 5.02(a), 5.02(b), 5.02(c)(i), 5.02(e), 5.02(i), 5.03(a), 5.03(b) and 5.03(g) shall survive until the end of the applicable statute of limitations period; provided further, however, that the representations and warranties of the Sellers in Section 5.02(o) and the indemnity provided in Section 9.02(a)(iii) shall terminate 30 days after the expiration of the Tax Reassessment Period; provided further, however, that any obligations to indemnify and hold harmless shall not terminate with respect to any Losses as to which the person to be indemnified shall have given notice (stating the basis of the claim for indemnification) to the indemnifying party in accordance with Section 9.03(a) before the termination of such applicable survival period. The covenants and agreements of the Parties in Articles II and III and the covenants and agreements of the Parties contained herein that by their terms are to be performed following the Closing shall survive the Closing and continue in effect in accordance with their terms until performed or the obligation to so perform shall have expired. The covenants and agreements of the Parties contained herein that by their terms are to be performed at or prior to the Closing (other than Articles II and III) shall not survive the Closing and shall terminate on the earlier of (a) the time at which they are performed and (b) immediately after the Closing. For purposes of this Agreement, “Losses” means all losses, claims, damages, liabilities, obligations, costs and expenses, but excluding (i) any loss of goodwill, loss of revenue, loss of profits, diminution in value and any other special, expectation, indirect or consequential losses, in each case, that are remote or not reasonably foreseeable (other than such damages actually paid to third parties in connection with a Third Party Claim) or (ii) any punitive damages (other than such damages actually paid to third parties in connection with a Third Party Claim).

9.02 Indemnification. (a) Subject to Sections 9.01 and 9.04, from and after the Closing, each Seller, severally and jointly, agrees to indemnify and hold Purchaser and its Affiliates (including, following the Closing, the Target Companies) and their respective directors, officers, employees, shareholders, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against:

(i) any and all Losses actually suffered or incurred by them relating to or arising out of or in connection with the breach of any of the representations or warranties made by the Sellers in Section 5.02 as of the date of this Agreement and as of the Closing Date;

(ii) any and all Losses actually suffered or incurred by them as a result of the breach of any covenant or other agreement on the part of the Sellers under this Agreement; and

(iii) any and all Losses actually suffered or incurred by them relating to or arising out of or in connection with any aspect of the transactions referred to in Section 4.02(p)(4) of the Seller Disclosure Schedule.

(b) Subject to Sections 9.01 and 9.04, from and after the Closing, Purchaser hereby agrees to indemnify and hold the Sellers and its Affiliates and their respective directors, officers, employees, shareholders, agents, attorneys, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against:

(i) any and all Losses actually suffered or incurred by them relating to or arising out of or in connection with the breach of any of the representations or warranties made by Purchaser in Section 5.03 as of the date of this Agreement and as of the Closing Date; and

(ii) any and all Losses actually suffered or incurred by them as a result of the breach of any covenant or other agreement on the part of Purchaser under this Agreement.

9.03 Indemnification Procedures. (a) If any Action shall be instituted or any claim or demand shall be asserted by any person or any other matter shall arise in respect of which payment may be sought under Section 9.02 hereof (regardless of the limitations set forth in Section 9.04) (“Indemnification Claim”), the indemnified party shall promptly, and in any event within ten (10) business days, cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is reasonably expected to be covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole expense, to assume the defense of any Action or other claim or demand brought by an unaffiliated third party (a “Third Party Claim”) with counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim that relates to any Losses indemnified against hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified by it hereunder, it shall as promptly as practicable (and in any event within fifteen (15) days (or sooner, if the nature of the Indemnification Claim so requires)) following notice in accordance with the first sentence of this Section 9.03 notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses subject to indemnification hereunder, fails to notify the indemnified party of its election as herein provided, contests its obligations to indemnify the indemnified party for such Losses under this Agreement (other than any qualification arising under the limitations of Section 9.04), the indemnified party may defend against, negotiate, settle or otherwise deal with such Third Party Claim, provided that the indemnified party shall keep the indemnifying party reasonably apprised of the status of such Third Party Claim and use reasonable efforts to allow the indemnifying party to participate therein at its own expense. If the indemnified party defends any Third Party Claim in accordance with the foregoing, then the indemnifying party shall reimburse the indemnified party for the reasonable and out-of-pocket expenses, including reasonable and out-of-pocket attorneys’ and other professionals’ fees and disbursements (collectively, “Expenses”) of defending such Third Party Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate at his or its own expense, in the defense of such Third Party Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) counsel to the indemnified party shall have advised the indemnified party that a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable, (iii) the named parties to any such action (including any impleaded parties) include both such indemnified party and the indemnifying party and such indemnified party shall have been advised in writing by counsel that there may be one or more legal defenses available to the indemnified party that are different from or additional to those available to the indemnifying party or (iv) the amount of the monetary recovery is reasonably expected to exceed the amount the indemnifying party is otherwise obligated to provide indemnification for under this Agreement; provided, further, that the indemnifying party shall not be required to pay for more than one such counsel (plus local counsel) for all indemnified parties in connection with any Third Party Claim; provided, further, that, with respect to an Indemnification Claim relating to Tax and where the indemnifying party is a Seller, the Seller shall pay any amount required to be paid by Law by the Bank or any of its Subsidiaries, as the case may be, to contest any asserted Tax liability.

(b) The Parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim. In connection with any fact, matter, event or circumstance that may give rise to a claim against any indemnifying party under this Agreement, the indemnified party shall: (i) preserve all material evidence relevant to the claim, (ii) allow the indemnifying party’s Representatives to investigate the fact, matter, event or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, and (iii) disclose (at its own expense) to the indemnifying party and its Representatives all material of which it is aware which relates to the claim and provide all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the indemnifying party or its Representatives may reasonably request, subject to the indemnifying party or its Representatives agreeing in such form as the indemnified party may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

(c) Notwithstanding anything in this Section 9.03 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant and such party provide to such other party an unqualified release from all liability in respect of the Third Party Claim and such settlement, compromise or judgment does not involve any non-monetary penalty or admission of fault or liability on the part of the indemnified party or its Affiliates. If the indemnifying party makes any payment on any Third Party Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Third Party Claim.

(d) After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction finding that the indemnifying party is liable to the indemnified party for Losses hereunder, or the indemnified party and the indemnifying party shall have arrived at a mutually binding settlement or other agreement with respect to an Indemnification Claim hereunder, the indemnifying party shall be required to pay all the sums so due and owing to the indemnified party, less any amount previously paid pursuant to Section 9.03(a) with respect to an Indemnification Claim related to Tax, by wire transfer of immediately available funds within five (5) Business Days after the date of such notice. To the extent such sums are less than any amount previously paid by Seller pursuant to Section 9.03(a) with respect to an Indemnification Claim relating to Tax, the indemnified person shall repay the difference, plus any interest payable by the relevant Governmental Authority on amounts previously paid by Seller pursuant to Section 9.03(a) hereof, net of any Tax payable on such interest by the indemnified person, to the Seller by wire transfer of immediately available funds within five (5) Business Days after the date of such notice.

(e) The failure of the indemnified party to give reasonably prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party is materially prejudiced as a result of such failure.

9.04 Limitations on Indemnification. (a) An indemnifying party shall not have any liability under Section 9.02(a)(i) or Section 9.02(b)(i) hereof (other than with respect to or as a result of a breach of the representations and warranties set forth in Sections 5.02(a), 5.02(b), 5.02(c)(i), 5.02(e), 5.02(i), 5.02(o), 5.03(a), 5.03(b) and 5.03(g)) unless and until the aggregate amount of Losses to the indemnified parties finally determined to arise thereunder exceeds $15 million, in which case the indemnifying party(ies) shall only be responsible for Losses exceeding such amount.

(b) The Sellers shall not be required to indemnify any person under Section 9.02(a)(i) for an aggregate amount of Losses exceeding 10% of the Purchase Price (the “Cap”). Purchaser shall not be required to indemnify any person under Section 9.02(b)(i) for an aggregate amount of Losses exceeding the Cap. Notwithstanding the foregoing, the Cap shall not apply to Losses related to the breach of any representation or warranty contained in Section 5.02(a), 5.02(b), 5.02(c)(i), 5.02(e), 5.02(i), 5.02(o), 5.03(a), 5.03(b) or 5.03(g).

(c) Solely to the extent such indemnity obligations are not already limited by Section 9.04(b), the Sellers shall not be required to indemnify any other person under this Agreement (whether under this Article IX, Section 6.12 or otherwise), or be liable to any other person for any other claim related to this Agreement under any theory of recovery whatsoever, for Losses or Taxes exceeding the Purchase Price, except with respect to (i) a breach of representations and warranties in Sections 5.02(a), 5.02(b), 5.02(c)(i), 5.02(e), 5.02(i) and 5.02(o) or (ii) liabilities under Sections 6.12, 9.02(a)(ii) or 9.02(a)(iii).

(d) No indemnifying party shall have any liability (whether under this Article IX or Section 6.12 or otherwise) for indirect, speculative, special, incidental, consequential, punitive or similar damages, including lost profits, lost opportunity costs or lost prospective economic advantage.

(e) Any Party that becomes aware of a Loss for which it seeks indemnification under this Article IX shall be required to use commercially reasonable efforts to mitigate the Loss, including taking any actions reasonably requested by an indemnifying party, and an indemnifying party shall not be liable for any Loss to the extent that it is attributable to the indemnifying party’s failure to mitigate the Loss.

(f) For purposes of determining whether any such breach has occurred or calculating Losses hereunder, any materiality, “Material Adverse Effect” or similar qualification contained in the representations and warranties shall be ignored except with respect to Sections 5.02(k)(ii) and 5.03(f).

(g) The Sellers shall have no liability for any Loss that would not have arisen but for any change in the accounting policies, practices or procedures adopted by Purchaser, the Bank or any of their Subsidiaries, or for any other act or omission by Purchaser, the Bank or any of their Subsidiaries, after the Closing Date or that otherwise results from circumstances relating principally to Purchaser.

(h) The Sellers shall have no liability in respect of any Loss to the extent of the amount allowed, provided, accrued or reserved in the Bank Financial Statements or disclosed in the notes thereto in respect of the fact, matter, event or circumstance giving rise to the claim.

9.05 Adjustment to Losses.

(a) Insurance. In calculating the amount of any Loss for which indemnification is sought hereunder, the proceeds actually received by the Seller Indemnified Parties or Purchaser Indemnified Parties, as applicable, under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other person, net of any deductible or actual costs or expenses incurred in connection with securing or obtaining such proceeds, shall be deducted from the amount of such Losses. The Seller Indemnified Parties or Purchaser Indemnified Parties, as applicable, shall use commercially reasonable efforts to collect any amounts available under such insurance coverage and from such other person alleged to have responsibility for such Loss.

(b) Reimbursement. If a Seller Indemnified Party or Purchaser Indemnified Party, as applicable, recovers an amount from a third party in respect of a Loss that is the subject of indemnification under this Agreement after all or a portion of such Loss has been paid by the other party pursuant to Section 6.12 or this Article IX, the Seller Indemnified Party or Purchaser Indemnified Party, as applicable, shall promptly remit to the other party the amount received from the third party in respect thereof (net of any deductible or actual costs and expenses incurred in connection with securing or obtaining such proceeds) up to the amount paid to the Seller Indemnified Party or Purchaser Indemnified Party, as applicable, in respect of such Loss.

(c) Recovery Only Once. No person may recover more than once under Section 6.12 or this Article IX in respect of any Loss.

9.06 Tax Treatment of Indemnity Payments. The Sellers and Purchaser agree to treat any indemnity payment made pursuant to Section 6.12 and this Article IX as an adjustment to the Purchase Price for all income tax purposes except as otherwise required pursuant to applicable Law. Any amounts payable by the indemnifying party to or on behalf of an indemnified party with respect to any Loss pursuant to this Agreement (including under Section 6.12 or this Article IX) shall be (i) increased to take account of any net Tax cost incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit realized by the indemnified party arising from the incurrence or payment of any such Loss, in each case when and as such Tax cost or benefit is actually realized through an increase or reduction of Taxes otherwise due.

9.07 Exclusive Remedy. Following the Closing, Section 6.12 and this Article IX shall provide the sole and exclusive remedy for any and all claims under this Agreement except in the case of fraud or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available.

ARTICLE X

MISCELLANEOUS

10.01 Waiver; Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and each of the Sellers or, in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.02 Counterparts. This Agreement may be executed in two or more counterparts that may be delivered by means of facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

10.03 Governing Law; Specific Performance. (a) This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York applicable to contracts made and to be performed entirely within such State, without regard to the conflicts of law principles thereof to the extent that such principles would apply the law of another jurisdiction.

(b) Each Party agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by it in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that, except as expressly set forth in this Agreement to the contrary, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, without bond or other security being required, this being in addition to any other right, remedy or cause of action to which the Sellers or Purchaser are entitled under any theory of recovery whatsoever (including at law or in equity and including any remedies in tort or any other claims).

10.04 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. None of the Parties may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties, except as provided in this Section 10.04. Notwithstanding the foregoing, (i) either of the Sellers may, without consent of Purchaser, assign any and all of their rights, benefits and obligations under this Agreement to one or more of their direct or indirect, wholly owned Subsidiaries (other than the Target Companies) or Affiliates and (ii) Purchaser may, without the consent of the Sellers, assign, pledge or otherwise transfer its rights, benefits and obligations under this Agreement to one or more of its direct or indirect wholly owned Subsidiaries; provided that no such assignment shall relieve the transferring Party of any of its obligations hereunder; and provided, further, that any such transferee assumes all of the assigning Party’s obligations under this Agreement in a written instrument.

10.05 Notices. All notices or other communications hereunder to a Party shall be deemed to have been duly given and made if in writing and (a) if served by personal delivery, on the day of such delivery, (b) if delivered by registered or certified mail (return receipt requested), or by a national courier service, on the day of delivery, or (c) if sent by facsimile or email, upon transmission of such facsimile or email (provided that the facsimile or email is given during the normal business hours of the recipient; otherwise on the Business Day during which such normal business hours next occur), to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person (each such notice, a “Notice”):

If to Purchaser, to:

The Bank of Nova Scotia

44 King Street West

Toronto, Ontario M5H 1H1

Attention:	Deborah Alexander
Telephone:	416-866-6967
Facsimile:	416-866-5090
Email:	deborah.alexander@scotiabank.com

With a copy to:

Torys LLP

79 Wellington Street West

Toronto, Ontario M5K 1N2

Attention:	Cornell C.V. Wright
Telephone:	1 (416) 865-7651
Facsimile:	1 (416) 865-7380
Email:	cwright@torys.com

If to the Sellers, to:

ING Bank N.V.

Bijlmerplein 888

Amsterdam Zuidoost

1102 MG

Netherlands

Attention:	Jan Willem Vink
Telephone:	31 (0) 20 576 4055
Facsimile:	31 (0) 20 576 0950
Email:	Jan-Willem.Vink@ing.com

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:	Mark J. Menting, Esq.

Brian E. Hamilton, Esq.

Telephone:	(212) 558-4000
Facsimile:	(212) 558-3588
Email:	mentingm@sullcrom.com

hamiltonb@sullcrom.com

and

Norton Rose Canada LLP

Suite 2500

1 Place Ville Marie

Montréal, Quebec H3B 1R1

Attention:	Andrew Fleming

Peter J. Wiazowski

Telephone:	1 (514) 847-4747
Facsimile:	1 (514) 286-5474
Email:	andrew.fleming@nortonrose.com

peter.wiazowski@nortonrose.com

10.06 Entire Understanding; Third Party Beneficiaries. This Agreement (including the Schedules, Annexes and Exhibits hereto) and the Ancillary Agreements represent the entire understanding of the Parties hereto with respect to the subject matter hereof and thereof and supersede any and all other oral or written agreements heretofore made. Other than as expressly set forth in Section 6.13, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the Parties and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement. Only the Parties that are signatories to this Agreement (and their permitted successors and assigns) shall have any obligation or liability under, in connection with, arising out of, resulting from or in any way related to, this Agreement, the Share Sale or any other matter contemplated hereby or by the Ancillary Agreements, or the process leading up to the execution and delivery of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.

10.07 Subsidiary Action. Wherever a Party to this Agreement has an obligation under this Agreement to “cause” a Subsidiary of such Party or any such Subsidiary’s officers, directors, management or employees to take, or refrain from taking, any action, or such action may be necessary to accomplish the purposes of this Agreement, such obligation of such Party shall be deemed to include an undertaking on the part of such Party to cause such Subsidiary to take such necessary action. Wherever this Agreement provides that a Subsidiary of a Party has an obligation to act or refrain from taking any action, such Party shall be deemed to have an obligation under this Agreement to cause such Subsidiary or any such Subsidiary’s officers, directors, management or employees to take, or refrain from taking, any action, or such action as may be necessary to accomplish the purposes of this Agreement.

10.08 Interpretation; Effect. In this Agreement, except as context may otherwise require:

(a) references to the Preamble, Recitals, Sections or Schedules are to the Preamble to, a Recital or Section of, or Schedule to, this Agreement;

(b) references to this Agreement are to this Agreement and the Schedules to it, taken as a whole;

(c) references to the transactions contemplated hereby include the transactions provided for in this Agreement including the Share Sale;

(d) references to any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation include any successor to the section;

(e) references to any Governmental Authority include any successor to that Governmental Authority;

(f) references to “Dollars” or “$” are to Canadian Dollars;

(g) the words “hereby,” “herein,” “hereof,” “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section;

(h) the words “include,” “includes,” or “including” are to be deemed followed by the words “without limitation”; any singular term in this Agreement will be deemed to include the plural, and any plural term the singular; and all pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the person referred to may require;

(i) the table of contents and article and section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement;

(j) this Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisors and the parties intend that this Agreement not be construed more strictly with regard to one Party than with regard to the other; and

(k) no provision of this Agreement shall require or be construed to require, directly or indirectly, any person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Law.

10.09 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provisions of this Agreement or the application thereof to any person or entity or any circumstance is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision or the application thereof, in any other jurisdiction.

10.10 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11 Venue for Resolution of Disputes. Each Party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement and the transactions contemplated hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, and (a) irrevocably submits to the exclusive jurisdiction of such courts, (b) waives any objection to laying venue in any such action or proceeding in such courts, (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (d) agrees that service of process upon such Party in any such action or proceeding shall be effective if Notice is given in accordance with Section 10.05 of this Agreement. Each Party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or that such Party is not subject to personal jurisdiction in such court.

[Next page is a signature page.]

IN WITNESS WHEREOF, the parties hereto have executed or have caused this Agreement to be duly executed in counterparts all as of the day and year first above written.

ING BANK N.V.

By:	“Jan Willem Vink”
Name: Jan Willem Vink
Title: Authorized Signatory

By:	“Brendan O’Connor”
Name: Brendan O’Connor
Title: Authorized Signatory

By:	“Bernard Kuiper”
Name: Bernard Kuiper
Title: Authorized Signatory

ING DIRECT N.V.

By:	“Brunon Bartkiewicz”
Name: Brunon Bartkiewicz
Title: Managing Director

By:	“Monique Hemerijck”
Name: Monique Hemerijck
Title: Managing Director

THE BANK OF NOVA SCOTIA

By:	“Anatol von Hahn”
Name: Anatol von Hahn
Title: Group Head